NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

March 9, 2016

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the “Company”):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held at the Le Windsor, 100-1170 Peel Street, Montréal, Québec, Canada, on Thursday, May 5, 2016 at 10:00 a.m., local time, for the purposes of:

(i)	receiving the consolidated financial statements of the Company for the fifteen-month period ended January 3, 2016, together with the auditors’ report thereon;

(ii)	electing eight directors for the ensuing year;

(iii)
considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “C” to the accompanying management information circular) on the Company’s approach to executive compensation;

(iv)	appointing auditors for the ensuing year; and

(v)	transacting such other business as may properly come before the Meeting.

Dated at Montréal, Québec, Canada, March 9, 2016.

By order of the Board of Directors,
Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Company (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

MANAGEMENT INFORMATION CIRCULAR

Except as otherwise indicated, the information contained herein is given as of March 9, 2016. Although Gildan Activewear Inc. has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

The Company changed its fiscal year-end from the first Sunday following September 28, to the Sunday closest to December 31st, and as a result, fiscal 2015 is a fifteen-month transition period beginning October 6, 2014 and ending on January 3, 2016. More information can be found in the Notice of Change in Year-End filed on SEDAR on December 4, 2014.

WHAT’S INSIDE

INVITATION TO SHAREHOLDERS	1
SUMMARY	2
VOTING AND PROXIES	4
BUSINESS OF THE MEETING	6
Election of Directors	6
Appointment of Auditors	7
Advisory Vote on Executive Compensation	7
ELECTION OF DIRECTORS – NOMINEES	8
COMPENSATION OF DIRECTORS	14
COMPENSATION DISCUSSION AND ANALYSIS	17
Message from the Compensation and Human Resources Committee	17
Determining Compensation	19
Our Executive Compensation Practices	21
Our Named Executive Officers	27
Our Executive Compensation Program	30
Named Executive Officers’ Compensation	41
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	52
NORMAL COURSE ISSUER BID	66
OTHER INFORMATION	66
Indebtedness of Directors and Senior Executives	66
Additional Information	66
Shareholder Proposals for 2016 Annual Meeting	67
APPROVAL OF MANAGEMENT INFORMATION CIRCULAR	67
SCHEDULE “A” MANDATE OF THE BOARD OF DIRECTORS	68
SCHEDULE “B” LONG-TERM INCENTIVE PLAN	72
SCHEDULE “C” ADVISORY VOTE ON EXECUTIVE COMPENSATION	75

INVITATION TO SHAREHOLDERS

INVITATION TO SHAREHOLDERS

Dear shareholders:

On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held this year at Le Windsor, 100-1170 Peel Street, Montréal, Québec, Canada, on Thursday, May 5, 2016 at 10:00 a.m., local time.

The annual meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future.  The enclosed management information circular describes the business to be conducted at the meeting and provides information on the Company’s executive compensation and corporate governance practices. If you attend in person, you will have the opportunity to interact with and to ask questions to members of the Board of Directors and management. If you cannot attend this meeting in person, you can view a live webcast on the Company’s website at www.gildan.com.

Your participation in voting at the meeting is important to us. You can vote by attending in person, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this management information circular.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

William D. Anderson Chairman of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

  MANAGEMENT INFORMATION CIRCULAR  | 1

SUMMARY

SUMMARY

The following summary highlights some of the important information you will find in this Management Information Circular.

Shareholder Voting Matters

VOTING MATTER	BOARD VOTE RECOMMENDATION	INFORMATION
Election of eight directors	FOR each nominee	pages 8 to 13
Advisory vote on executive compensation	FOR	page 7
Appointment of KPMG LLP as auditors	FOR	page 7

Our Director Nominees

William D. Anderson Director since 2006 Independent	Donald C. Berg Director since 2015 Independent	Glenn J. Chamandy Director since 1984 Not Independent	Russell Goodman Director since 2010 Independent

George Heller Director since 2009 Independent	Anne Martin-Vachon Director since 2015 Independent	Sheila O’Brien Director since 2005 Independent	Gonzalo F. Valdes-Fauli Director since 2004 Independent

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SUMMARY

Highlights of our Corporate Governance Practices

We consider strong and transparent corporate governance practices to be an important factor in Gildan’s overall success and we are committed to adopting and adhering to the highest standards in corporate governance. Some of our best practices are:

✓8 of 9 current directors are independent
✓Independent Chair of the Board
✓Guidelines for interlocking board memberships
✓Annual election of directors (no staggered terms)
✓Directors elected individually (no slate voting)
✓Majority voting for directors
✓Share ownership guidelines for board members and executives
✓Board tenure and term limits
✓Code of Ethics program
✓Formal annual board performance assessment
✓Annual advisory vote on executive compensation
✓Director orientation and continuing education
✓Board Diversity Policy

Highlights of our Executive Compensation Program

Our executive compensation program is designed to link executive pay with Gildan performance and align the interests of our management team with those of Gildan’s shareholders. Some of our compensation highlights are:

✓Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives
✓Significant proportion of senior executives’ annual target compensation is “at-risk”
✓Amount that a senior executive can receive under the short-term incentive plan is capped at two times target
✓No minimum guarantee payout under the short-term incentive plan
✓No hedging or monetizing of equity awards by executives
✓Use of an independent compensation consultant
✓No excessive perquisites
✓Use of stress-testing and back-testing to assess alignment between pay and performance
✓Use of representative and relevant peer groups

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VOTING AND PROXIES

VOTING AND PROXIES

Solicitation of Proxies

This management information circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Company” or “Gildan”) of proxies to be used at the annual meeting of shareholders of the Company to be held on Thursday, May 5, 2016 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company other than the cost of solicitation of the Objecting Non-Registered Holders (see the section entitled “Non-Registered Shareholders” below).

Appointment of Proxy

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Company (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Company, to the attention of the Corporate Secretary of the Company, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation must be executed by a duly authorized officer or attorney thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the advisory resolution (as set out in Schedule “C”) on the Company’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Voting Shares and Principal Holders Thereof

As of March 9, 2016, there were 242,333,987 common shares of the Company (the “Common Shares”) issued and outstanding. The number of Common Shares, as well as all numbers of Options and RSUs (as such terms are defined in the section entitled “Types of Equity Incentives Awarded”) stated in this Circular reflect the two-for-one share split of the

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VOTING AND PROXIES

Common Shares effected by way of a share dividend on March 27, 2015. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Company as at the close of business, Montréal time, on March 9, 2016, being the date fixed by the Company for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting, will be entitled to exercise the voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of March 9, 2016, there was an aggregate of 242,333,987 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, as at March 9, 2016, is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, which, together with its affiliates, owns approximately 28 million Common Shares, representing approximately 11.6% of the voting rights attached to all Common Shares according to the latest publicly available information.

Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose.

Non-Registered Holders will either:

(a)
Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)
Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the

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BUSINESS OF THE MEETING

names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

Management of the Company does not intend to pay for an Intermediary to deliver the Meeting Materials to Non-Registered Holders who have objected to their Intermediary disclosing ownership information about them to the Company (“Objecting Non-Registered Holders”). Objecting Non-Registered Holders will not receive the Meeting Materials unless the Objecting Non-Registered Holder’s Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING

Election of Directors

The articles of the Company provide that the Board of Directors shall consist of not less than five and not more than twelve directors.  Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors.  Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Company have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

Nomination Process

The process to nominate the Company’s directors, including the Board skills matrix and Board succession planning and renewal, is described in the section entitled “Director Selection” in the Statement of Corporate Governance Practices of this Circular.

Diversity

The Board is committed to diversity and inclusion at Gildan and has adopted a formal Board Diversity Policy to support this commitment at the Board level. In that regard, the Board will consider diversity, including gender, when reviewing qualified candidates for recommendation for appointment to the Board to ensure that the Board is comprised of a diverse membership. Currently, two of the eight nominees proposed for election to the Board of Directors (representing 25%) are women.

Nominees

The tables found in the section of this Circular entitled “Election of Directors - Nominees” provide the profile of the nominees proposed for election to the Board of Directors.  Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of Gildan securities, as well as other public company board memberships. One of Gildan’s directors, Russ Hagey, will not be standing for re-election this year, with the result that the Board is nominating eight directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

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BUSINESS OF THE MEETING

Majority Voting Policy

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Social Responsibility Committee at which the resignation is considered.

Appointment of Auditors

KPMG LLP (“KPMG”), chartered accountants, has served as auditors of the Company since fiscal 1996. In fiscal 2015, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Company, the Company retained KPMG to provide various audit, audit-related, and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal periods were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were $2,327,000 for the fifteen-month 2015 fiscal period and $2,199,000 for fiscal 2014. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $322,000 for the fifteen-month 2015 fiscal period and $386,000 for fiscal 2014. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were $1,001,000 for the fifteen-month 2015 fiscal period and $668,000 for fiscal 2014. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were $125,000 for the fifteen-month 2015 fiscal period and nil for fiscal 2014.

All fees paid and payable by the Company to KPMG in fiscal 2015 were pre-approved by the Company’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

Advisory Vote on Executive Compensation

The Board of Directors, through its Compensation and Human Resources Committee, has spent considerable time and effort overseeing the implementation of Gildan’s executive compensation program and the Board is satisfied that this program is aligned with the Company’s performance and reflects competitive market practices. The Board is also committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback.

In this light, the Board of Directors wishes to offer Gildan’s shareholders the opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation as disclosed in the section entitled “Compensation

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ELECTION OF DIRECTORS - NOMINEES

Discussion and Analysis” of this Circular. This section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of Gildan’s executive compensation program. It explains how Gildan’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Company’s shareholders.

The Board of Directors recommends that shareholders indicate their support for the Company’s approach to executive compensation disclosed in this Circular by voting FOR the advisory resolution (the full text of which is reproduced at Schedule “C” to this Circular).  Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR this advisory resolution.

As this is an advisory vote, the Board of Directors will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future. Results of the vote will be disclosed in the report of voting results and in next year’s management information circular.

ELECTION OF DIRECTORS - NOMINEESIRECTORS – NOMINEES

The following tables include profiles of each nominated director with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, ownership of Gildan securities, as well as other public company board memberships. A more detailed description of each nominee’s competencies is described in the section entitled “Skills and Experience of Directors” in the Statement of Corporate Governance Practices.

Areas of Expertise: • Finance • Accounting • Human resources • International business and markets	William D. Anderson Age 66 Toronto, Ontario, Canada Director since May 2006 Independent(1)
William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada.  Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson also serves on the Board of Directors of TransAlta Corporation, a power generation and energy marketing firm, where he is a member of the Human Resources Committee and the Governance and Environment Committee. He also serves on the Board of Directors of Sun Life Financial Inc., an international financial services organization, where he is also the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

.
Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Chairman of the Board(7)	100%	TransAlta Corporation – Power generation and energy
		Sun Life Financial – International financial services organization
Voting Results	In Favour
2015	99.86%
2014	99.21%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	30,000	40,636	70,636	$2,589,516	$450,000	Yes
Dec. 11, 2014	30,000	35,028	65,028	$2,093,237
Change	Nil	5,608	5,608	$496,279

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ELECTION OF DIRECTORS - NOMINEES

Areas of Expertise: • Finance • Accounting • Sales and marketing	Donald C. Berg Age 60 Prospect, Kentucky, United States Director since February 2015 Independent(1)
Donald C. Berg is Chief Executive Officer at Comfy Cow LLC, a privately held Louisville, Kentucky-based purveyor of specialty gourmet ice cream through its chain of retail shops as well as in fine grocery stores in the Midwest. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S. based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified chartered public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also a member of the Audit Committee and the Finance Committee. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.

Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Board of Directors	80%	Meredith Corporation – Media and marketing company
Audit and Finance Committee	100%
Corporate Governance and Social Responsibility Committee	100%

Voting Results	In Favour
2015	99.89%
2014	N/A (13)

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	3,000	4,734	7,734	$283,545	$450,000	No(14)
Dec. 11, 2014	1,000	Nil	1,000	$32,190
Change	2,000	4,734	6,734	$251,355

Areas of Expertise: • Apparel and textile • Manufacturing • Cotton and Yarn · Sales and marketing	Glenn J. Chamandy Age 54 Montréal, Québec, Canada Director since May 1984 Not Independent (Management)
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds. Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

Board/Committee Membership and Attendance in 2015(8)		Public Board Memberships
Board of Directors	100%	None

Voting Results	In Favour
2015	99.97%
2014	99.97%

Securities Held
As at	Common Shares(3)		Options Exercisable(9)	RSUs(10)	Total Market Value of Common Shares Options Exercisable and RSUs(11)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	509,144	(17)	Nil	167,189	$24,794,368	$6,180,000	Yes
Dec. 11, 2014	12,254,564		297,220	608,744	$419,667,374
Change	(11,745,420)	(18)	(297,220)	(441,555)	($394,873,006)

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ELECTION OF DIRECTORS - NOMINEES

Areas of Expertise: •Finance •Accounting •Mergers and acquisitions •International business and markets	Russell Goodman Age 62 Mont Tremblant, Québec, Canada Director since December 2010 Independent(1)
Russell Goodman has had a career in business for over 35 years. Since 2010, Mr. Goodman has been a corporate director and business advisor.  He is presently a member of the Board of Directors and Audit Committee of Metro Inc., a leader in the grocery and pharmacy sectors in Canada. He is a member of the Board of Directors, Chairman of the Audit Committee and member of the Human Resources Committee of Whistler Blackcomb Holdings Inc., North America's largest mountain resort. He is also a member of the Board of Directors and Chairman of the Audit Committee of Northland Power Inc., a leading independent power producer. From 1998 to June 2011, Mr. Goodman was a partner of PricewaterhouseCoopers LLP, where he was a member of the Americas’ and Canadian Leadership teams. During that period, he served as Managing Partner of Project Finance and Privatization for the Americas, Global Leader for Transportation Services, Managing Partner of the Montréal office and Canadian Managing Partner of the Private Equity and Transactions businesses. In the not-for-profit sector, Mr. Goodman serves on a number of boards, including Pointe-à-Callière Museum Foundation, where he is Chairman of the Board. He previously served as President of the Canadian Club of Montréal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors.  Mr. Goodman was educated at McGill University.

Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Board of Directors	100%	Whistler Blackcomb Holdings Inc. – Four-season mountain resort
Chairman of the Audit and Finance Committee(12)	100%	Metro Inc. – Food and pharmaceutical distribution
Compensation and Human Resources Committee	100%	Northland Power Inc. – Power producer

Voting Results	In Favour
2015	99.14%
2014	99.51%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	12,000	22,223	34,223	$1,254,618	$450,000	Yes
Dec. 11, 2014	12,000	18,178	30,178	$971,423
Change	Nil	4,045	4,045	$283,195

Areas of Expertise: •Retail •Sales and marketing •Manufacturing and product development •Human resources	George Heller Age 68 Toronto, Ontario, Canada Director since December 2009 Independent(1)
George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada, discount department stores, President, North America & Europe of Bata Industries Ltd., an international footwear manufacturer, and Executive Vice-President of Woodwards Department Stores, a department store chain. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President and a member of the Board of Directors of the Commonwealth Games of Canada Foundation, a fundraising organization for amateur athletes. Mr. Heller also serves on the Board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada’s relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Board of Directors	100%	None
Corporate Governance and Social Responsibility Committee	100%
Compensation and Human Resources Committee	100%

Voting Results	In Favour
2015	99.63%
2014	99.83%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	12,000	49,329	61,329	$2,248,305	$450,000	Yes
Dec. 11, 2014	12,000	41,959	53,959	$1,736,926
Change	Nil	7,370	7,370	$511,379

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ELECTION OF DIRECTORS - NOMINEES

Areas of Expertise: •Retail •Marketing and sales •Brand management •Strategy	Anne Martin-Vachon Age 54 St. Pete Beach, Florida, United States Director since February 2015 Independent(1)
Anne Martin-Vachon is currently a consultant in the beauty and cosmetics industry, with a focus on strategy, brand management and expanding international markets. Prior to this, Ms. Martin-Vachon was Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer that operates two business segments, HSN and Cornerstone. Before joining HSN, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including as Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states, Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company, and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products.  Ms. Martin-Vachon began her career at The Procter & Gamble Company, where she spent more than twenty years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. She is on the Board of Governors of Cosmetic Executive Women, a beauty industry organization. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Board of Directors	100%	None
Corporate Governance and Social Responsibility Committee	100%
Compensation and Human Resources Committee	100%

Voting Results	In Favour
2015	99.97%
2014	N/A(15)

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	1,000	4,195	5,195	$190,459	$450,000	No(16)
Dec. 11, 2014	Nil	Nil	Nil	N/A
Change	1,000	4,195	5,195	$190,459

Areas of Expertise: •Human resources •Public and government affairs •Multinational operations •Large capital-intensive industry	Sheila O’Brien Age 68 Calgary, Alberta, Canada Director since June 2005 Independent(1)
Sheila O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Chemicals Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montréal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the Board of Directors of Alberta Energy Regulator, a regulatory body with a mandate to provide for the environmentally responsible development of Alberta’s energy resources, as well as PPP Canada, a federal crown corporation with a mandate to improve the delivery of public infrastructure. Ms. O’Brien is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Board of Directors	100%	None
Chair of the Compensation and Human Resources Committee	100%
Audit and Finance Committee	100%

Voting Results	In Favour
2015	99.32%
2014	99.73%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	20,000	63,828	83,828	$3,073,135	$450,000	Yes
Dec. 11, 2014	20,000	56,729	76,729	$2,469,911
Change	Nil	7,099	7,099	$603,224

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ELECTION OF DIRECTORS - NOMINEES

Areas of Expertise: •Finance •International business and markets	Gonzalo F. Valdes-Fauli Age 69 Key Biscayne, Florida, United States Director since October 2004 Independent (1)
Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC, a major UK-based global bank, in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the Board of Directors of The Blue Foundation, a health insurance provider wholly owned by The Blue Cross and Blue Shield of Florida, and was Chairman of the Board of Republic Bank of Dominican Republic, a financial services provider, until November 2007.  He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama.  Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

N Board/Committee Membership and Attendance in 2015(2)		Public Board Memberships
Board of Directors	100%	None
Chairman of the Corporate Governance and Social Responsibility Committee	100%
Audit and Finance Committee	100%

Voting Results	In Favour
2015	99.86%
2014	99.90%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 9, 2016	52,840	33,509	86,349	$3,165,540	$450,000	Yes
Dec. 11, 2014	52,840	30,252	83,092	$2,674,742
Change	Nil	3,257	3,257	$490,798
(1)
“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)
In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and, in practice, do attend other committee meetings on a non-voting basis. Directors are not paid additional fees for such attendance.

(3)	“Common Shares” refers to the number of Common Shares beneficially owned by the director, as at March 9, 2016 and December 11, 2014, respectively.
(4)	“DSUs” (as defined in the section entitled “Director Share Ownership Policy”) refers to the number of deferred share units held by the director as at March 9, 2016 and December 11, 2014, respectively.
(5)
“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 9, 2016 ($36.66) and December 11, 2014 ($32.19), respectively, by the number of Common Shares and deferred share units held as at  March 9, 2016 and December 11, 2014, respectively.

(6)
See the section entitled “Director Share Ownership Policy”. For Glenn J. Chamandy’s minimum share ownership requirement as President and Chief Executive Officer, see the sections entitled “Executive Share Ownership Policy”. The 3,000,000 Common Shares owned by a family foundation controlled by Mr. Chamandy are not included in the minimum share ownership calculation.

(7)	As Chairman of the Board, William D. Anderson is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.
(8)	Glenn J. Chamandy is not a member of the Board committees. He attends all committee meetings as a non-voting participant at the invitation of the committee chairs.
(9)
“Options Exercisable” refers to the number of Options (as defined under the section entitled “Long-Term Incentives”) awarded to Glenn J. Chamandy and which are exercisable as at March 9, 2016 and December 11, 2014, respectively.

(10)
“RSUs” refers to the number of Treasury RSUs and Performance RSUs (as such terms are defined under the section entitled “Long-Term Incentives”) held by Glenn J. Chamandy as at March 9, 2016 and December 11, 2014, respectively.

(11)
The value of Common Shares is determined by multiplying the number of Common Shares held on each of March 9, 2016 and December 11, 2014 by the closing price of the Common Shares on the TSX on March 9, 2016 ($36.66) and on December 11, 2014 ($32.19), respectively. RSUs are comprised of Treasury RSUs and Performance RSUs, as such terms are defined under the section entitled “Long-Term Incentives”. The aggregate value of such RSUs is determined by multiplying the number of RSUs held on each of March 9, 2016 and December 11, 2014 by the closing price of the Common Shares on the TSX on March 9, 2016 ($36.66) and on December 11, 2014 ($32.19), respectively. For the purposes of calculating the value of RSUs, Performance RSUs are assumed to vest at target, which represents 100% of the number of RSUs held at the relevant date. The aggregate value of the RSU awards held as at March 9, 2016 and December 11, 2014 would amount to $12,258,297 and $25,730,433, respectively, assuming the Performance RSUs achieve maximum vesting of 200% of the number of RSUs held at the relevant date. The value of the exercisable Options (as defined under the section entitled “Long-Term Incentives”) is calculated based on the difference between the closing price of the Common Shares on the TSX on March 9, 2016 ($36.66) and on December 11, 2014 ($32.19), respectively, and the exercise price of the Options, multiplied by the number of exercisable Options held as at March 9, 2016, and December 11, 2014, respectively.

(12)
Currently, Russell Goodman serves on the audit committees of three public companies in addition to Gildan’s Audit and Finance Committee. The Board has determined in light of Russell Goodman’s extensive knowledge and experience, as well as his ability to devote the time required to serve on the Board and its committees, that this simultaneous service on the audit committees of four public companies does not impair his ability to serve as Chairman of Gildan’s Audit and Finance Committee.

(13)	Donald C. Berg was appointed to the Board on February 5, 2015.
(14)	Donald C. Berg, who was appointed to the Board on February 5, 2015, has a period of five years to meet the minimum shareholding requirement. See the section entitled “Director Share Ownership Policy”.
(15)	Anne Martin-Vachon was appointed to the Board on February 5, 2015.

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ELECTION OF DIRECTORS - NOMINEES

(16)
Anne Martin-Vachon, who was appointed to the Board on February 5, 2015 has a period of five years to meet the minimum shareholder requirement. See the section entitled “Director Share Ownership Policy”.

(17)
In addition to the 509,144 Common Shares owned by Glenn J. Chamandy, 3,000,000 are owned by a family foundation controlled by Mr. Chamandy and are not included in the minimum share ownership calculation.

(18)
During fiscal 2015, Glenn J. Chamandy transferred 3,000,000 Common Shares to a family foundation established for philanthropic purposes, and 5,000,000 Common Shares to an independent trust for the benefit of his family for estate planning purposes.

No Common Directorships

As at March 9, 2016, no members of the Board of Directors served together on any outside boards.

To maintain director independence and to avoid potential conflicts of interest, the Board reviews the number of board interlocks among its directors. Unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies.

Voting Results of 2015 Annual Meeting

The voting results for the election of directors at the 2015 annual meeting of shareholders of the Company were as follows:

Nominees	For		Withheld
	Number	%	Number	%
William Anderson	81,313,301	99.86%	112,733	0.14%
Donald C. Berg	81,337,457	99.89%	88,577	0.11%
Glenn J. Chamandy	81,401,504	99.97%	24,530	0.03%
Russell Goodman	80,724,018	99.14%	702,017	0.86%
Russ Hagey	80,929,223	99.39%	496,812	0.61%
George Heller	81,122,502	99.63%	303,533	0.37%
Anne Martin-Vachon	81,399,556	99.97%	26,478	0.03%
Sheila O’Brien	80,875,496	99.32%	550,539	0.68%
Gonzalo F. Valdes-Fauli	81,309,672	99.86%	116,362	0.14%

Director Tenure

The following chart indicates the number of years the current directors have dedicated to the Company’s Board as of January 3, 2016:

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COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS

The Company’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Board of Directors and its Committees, (ii) to align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.

The Corporate Governance and Social Responsibility Committee is mandated by the Board to review regularly the amount and form of compensation of directors who are not employees or officers of the Company (“Outside Directors”). Accordingly, every second year, the Corporate Governance and Social Responsibility Committee engages an independent advisor to provide advice on Outside Director compensation for this purpose. In both fiscal 2012 and fiscal 2014, the Corporate Governance and Social Responsibility Committee retained Mercer (Canada) Limited (“Mercer”) to review the compensation of Outside Directors.

In its review, Mercer benchmarks the Company’s Outside Director compensation structure against market compensation data gathered from the same Proxy Reference Group (as defined in the section entitled “Benchmarking Practices”) used to benchmark executive compensation, as well as North American organizations of comparable revenue size. Based on the results of Mercer’s benchmarking studies, the Corporate Governance and Social Responsibility Committee then recommends to the Board any adjustments to the Outside Directors’ compensation that may be necessary or appropriate to achieve the objectives of the Company’s director compensation program. In this regard, based on the results of Mercer’s benchmarking study, the Corporate Governance and Social Responsibility Committee recommended, and the Board of Directors approved, an adjustment to Outside Directors’ compensation to market competitive levels, effective January 4, 2016, the first day of fiscal 2016.
Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid to the Outside Directors on the following basis (all amounts are in U.S. dollars):

Type of Compensation	Annual Compensation		Annual Compensation
	Effective from		Effective
	January 1, 2013 to January 3, 2016		January 4, 2016
	(US$)		(US$)
Board Chair Retainer	275,000	(1)	275,000	(1)
Board Retainer	140,000	(2)	150,000	(2)
Committee Chair Retainer
- Audit and Finance	20,000	(3)	20,000	(3)
- Compensation and Human Resources	15,000	(0)	15,000	(0)
- Corporate Governance	9,000	(0)	10,000	(0)
Committee Member Retainer
- Audit and Finance	Nil	(0)	Nil	(0)
- Compensation and Human Resources	Nil	(0)	Nil	(0)
- Corporate Governance	Nil	(0)	Nil	(0)
Meeting Attendance Fees
- Board meeting	1,500	(4)	1,500	(4)
- Committee meeting	1,500	(4)	1,500	(4)
- Annual shareholders’ meeting	1,500	(4)	1,500	(4)
(1)
Includes the Board and committee retainers and meeting attendance fees. US$125,000 of the Board Chair retainer is paid in deferred share units, irrespective of whether the Board Chair has met the minimum share ownership requirements. See the section entitled “Director Share Ownership Policy”.

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COMPENSATION OF DIRECTORS

(2)
A portion of the Board retainer (US$70,000 until January 3, 2016 and US$75,000 as of January 4, 2016) is paid in deferred share units, irrespective of whether the director’s minimum share ownership requirements have been met. See the section entitled “Director Share Ownership Policy”.

(3)	US$5,000 of the Audit and Finance Committee Chair retainer is paid in deferred share units, irrespective of whether the Committee Chair has met the minimum share ownership requirements.
(4)	All Outside Directors are paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.

For a summary of the total compensation earned by each Outside Director during the fifteen-month fiscal period ended January 3, 2016, please refer to the section entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Company and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings and the annual shareholders’ meeting.

Director Share Ownership Policy

The Board of Directors believes that the economic interests of directors should be aligned with those of the Company’s shareholders. To achieve this, the Board has adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units (“DSUs”) which is equivalent in value to three times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.

Furthermore, the Company’s Insider Trading Policy prohibits all insiders of the Company, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.

Deferred Share Unit Plan

The Company has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to align their economic interests with those of the Company’s shareholders and to assist them in meeting the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.

Effective January 1, 2013 to January 3, 2016, each Outside Director received DSUs valued on an annual basis at US$70,000 out of a total annual Board retainer fee of US$140,000. The Chairman of the Board received DSUs valued on an annual basis at US$125,000 out of a total annual Board Chair retainer fee of US$275,000. In addition, the Audit and Finance Committee Chair received DSUs valued on an annual basis at US$5,000 out of a total annual retainer fee of US$20,000. In July 2015, on the recommendation of the Corporate Governance and Social Responsibility Committee, the Board amended the annual retainers and attendance fees for Outside Directors, effective January 4, 2016, the first day of fiscal 2016, with the result that each Outside Director receives DSUs valued on an annual basis at US$75,000 out of a total annual Board retainer fee of US$150,000 and the Chairman of the Board receives DSUs valued on an annual basis at US$150,000 out of a total annual Board Chair retainer fee of US$275,000. See the section entitled “Annual Retainers and Attendance Fees”.

Under the DSUP, the portion of the retainers paid in DSUs is payable quarterly, even if the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs any or all of the remaining balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Company, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU. The value of a DSU is based on the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the date of the calculation (the “DSU Value”), which for this purpose is the last day of each fiscal quarter of the Company. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Company. Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. The number of additional DSUs credited to an Outside Director in connection with the

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COMPENSATION OF DIRECTORS

payment of dividends is determined on the basis of the amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date divided by the DSU Value determined as at such date.

Stock Options to Outside Directors Discontinued in 2001

Since December 2001, as a matter of Company policy, the Board discontinued all grants of stock options to Outside Directors. In May 2006, the Board of Directors formally amended the Company’s Long-Term Incentive Plan (as such term is defined under the section entitled “Long-Term Incentives”) to exclude Outside Directors as eligible participants.

Outstanding Share-Based Awards

The following table shows all share-based awards outstanding for each Outside Director as at the end of fiscal 2015:

Name	Share-Based Awards
	Number of Shares or Units of Shares That Have Not Vested(1)	Market or Payout Value of Share-Based Awards That Have Not Vested(2)
	(#)	($)
William D. Anderson	40,636	1,598,620
Donald C. Berg	4,734	186,253
Russell Goodman	22,223	874,256
Russ Hagey	8,002	314,812
George Heller	49,329	1,940,586
Anne Martin-Vachon	4,195	165,042
Sheila O’Brien	63,828	2,510,994
Gonzalo F. Valdes-Fauli	33,509	1,318,228
(1)
The “Number of Shares or Units of Shares That Have Not Vested” represent all awards of DSUs outstanding at fiscal year-end, including the additional DSUs credited to the Outside Directors on the payment dates of the Company’s 2015 fiscal period cash dividends on the Common Shares as provided in the DSUP (see the section entitled “Deferred Share Unit Plan”).

(2)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (December 31, 2015) of $39.34.

Total Compensation of Outside Directors

The table below reflects in detail the total compensation earned by each Outside Director during the fifteen-month fiscal period ended January 3, 2016:

Name	Fees Earned (1)(3)		Share-Based Awards(2)(3)	Total(3)
	Retainer	Attendance
	($)	($)	($)	($)
William D. Anderson0	259,5000	-0	216,250	475,750
Donald C. Berg0	-0	-0	199,562	199,562
Russell Goodman0	117,6400	43,5960	159,160	320,396
Russ Hagey0	60,5500	39,4440	181,650	281,644
George Heller0	-0	-0	285,796	285,796
Anne Martin-Vachon0	-0	29,0640	176,726	205,790
Sheila O’Brien0	-0	43,5960	268,150	311,746
Pierre Robitaille(4)	24,2200	12,4560	24,220	60,896
James R. Scarborough(4)	-0	-0	60,896	60,896
Gonzalo F. Valdes-Fauli0	136,6700	43,5960	121,100	301,366
(1)	These amounts represent the portion of the retainer and attendance fees paid in cash to the Outside Directors.
(2)
These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the Outside Directors. A portion of the retainer fees is paid in DSUs to all Outside Directors (see the section entitled “Annual Retainers and Attendance Fees”). Certain Outside Directors have elected under the DSUP to receive some or all of the remaining balance of their retainer and attendance fees in DSUs.

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COMPENSATION DISCUSSION AND ANALYSIS

(3)
Outside Directors are compensated in U.S. dollars. The amounts have been converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day prior to the fiscal year-end, of 1.3840.

(4)	Pierre Robitaille and James Scarborough retired from the Board effective February 5, 2015.

COMPENSATION DISCUSSION AND ANALYSIS

A Message from the Compensation and Human Resources Committee

Dear shareholders,

On behalf of the Compensation and Human Resources Committee and the Board of Directors, we are pleased to provide you with an overview of the key aspects of our executive compensation program for fiscal 2015. Our objective is to provide you with information that is clear and comprehensive and that allows you to understand and evaluate our executive compensation program and practices.

The foundation of our executive compensation program is the principle of pay for performance. We design our programs to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of Gildan’s shareholders. We believe that the actual compensation our executives receive should have a direct connection to their contribution to Gildan’s financial performance and overall success. That is why our compensation program strongly links executive compensation to the actual performance of the Company and aligns compensation with shareholder value.

We achieve this objective by having a significant proportion of our senior executives’ annual target compensation being “at-risk”. In fact, 100% of our senior executives’ short term incentive payout is conditional upon the attainment of Company financial metrics. In addition, 50% of our senior executives’ long-term incentives are performance-based share units that vest based on relative performance versus external benchmarks, and the other 50% of their long-term incentives are stock options that require shareholder value creation in order to generate compensation value.

We also take a proactive approach to applying sound and effective practices in executive compensation. For example, we regularly test the linkage between pay and Company performance by conducting periodic compensation analyses, comprised of stress-testing, back-testing and relative magnitude of pay analyses. We continually benchmark our executive compensation program against comparable peer groups to ensure that we provide competitive compensation to our senior executives. We recognize the importance of selecting the right reference market and we regularly review the companies we have chosen as comparators to ensure that they are representative and relevant to Gildan. We require our senior executives to adhere to minimum share ownership requirements and we prohibit our executives from engaging in the hedging or monetizing of outstanding equity awards.

Turning now to our executive compensation program in 2015, we began the year by adjusting our reference period to take into consideration the Company’s change in fiscal year-end. We decided that for 2015, the short-term incentive for senior executives would be calculated based only on the Company’s results for the twelve-month period ended January 3, 2016. Although we decided to provide our employees with special one-time incentive pay-outs at 50% of their target pro-rated for the three-month transition period between October 6, 2014 and January 3, 2015, no annual incentives were paid to senior executives for these three months.

Further, in consideration of the weakening of the Canadian dollar against the U.S. dollar, beginning in 2015, annual long-term equity grant levels are now calculated based on the U.S. dollar closing price of Gildan’s Common Shares. We adopted this measure to ensure that the compensation positioning of our senior executives is consistent with our compensation policy of using the market median, based on Gildan’s peer group, which consists mainly of U.S. companies. This measure also reduces the gap created by the foreign exchange for senior executives paid in Canadian dollars without impacting the value of grants for executives paid in U.S. dollars.

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COMPENSATION DISCUSSION AND ANALYSIS

In September 2015, the senior executives’ October 2012  annual long-term incentive awards, comprised of three-year non-treasury performance RSUs, vested at 200%. This result reflected the fact that the Company’s average return on assets performance over the three-year vesting period achieved the 98th percentile of companies in the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. This ability to vest at two times the number of performance RSUs held on the vesting date is intended to align the Company’s pay practices with our compensation policy of providing the potential for top quartile compensation when Company performance is also top quartile.
During 2015, we also approved the vesting of Mr. Chamandy’s one-time special award of restricted share units, which was granted in October 2009. This special award was based entirely on the Company’s performance relative to its long-term strategic plan over the period from 2009 to 2013. In determining performance for the purpose of this award, the independent directors assessed the progress made in implementing the various initiatives related to the strategic plan and also considered the Company’s overall financial performance over the vesting period. The Board concluded that the Company, under Mr. Chamandy’s leadership, achieved its long-term strategic plan objectives and succeeded in setting a strong foundation for Gildan’s continued success.

We are pleased to report that the Company delivered solid financial results for calendar 2015 and achieved a number of important strategic objectives:
•	Achieved consolidated net sales of US$2,569 million, up 11.7% from US$2,299 million in calendar 2014

•	Grew our Printwear and Branded Apparel sales by 12.1% and 11.1% respectively

•	Grew net earnings by 25.1% to US$346.1 million, due to both increased unit sales volume and higher operating profit margins

•	Doubled the retail door count for underwear, with Gildan® branded underwear selling in approximately 18,000 retail doors at the end of the year

•	Completed the strategic acquisition of Comfort Colors and integrated its operations into Gildan

•	Ramped up a new yarn-spinning facility in Salisbury, North Carolina and commenced the ramp-up of our largest new yarn-spinning facility in Mocksville, North Carolina

Despite this year’s achievements, our senior executives all received annual incentive pay-outs at 42% of target as Gildan did not exceed its internal financial objectives. At 14.9%, the Company’s calendar 2015 return on assets fell between the target and the minimum threshold values and, at US$1.46 per share, the Company’s calendar 2015 earnings per share fell below the minimum threshold value. We believe that these performance measures, which are based on internal budgets, continue to be appropriate as they ensure that goals are sufficiently challenging but attainable without the need to take inappropriate risks.

Finally, 2015 was also marked by an important change in our leadership team with the appointment of Rhodri J. Harries as our new Executive Vice-President, Chief Financial and Administrative Officer. Our long-time Executive Vice-President, Chief Financial and Administrative Officer, Laurence G. Sellyn retired this past year and we wish to take this opportunity to recognize and thank him for his valuable contribution to Gildan’s success over the years.
We are confident that once again our executive compensation program and our compensation-related decisions strike the right balance between earning the loyalty of talented and qualified senior executives, while ensuring strong ties to the Company’s performance. We strive to provide clear and relevant information regarding our approach to executive compensation and we invite you to read the following pages to gain a deeper understanding of our compensation practices.

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COMPENSATION DISCUSSION AND ANALYSIS

This year we will be holding our fifth consecutive say-on-pay vote. Your input is important to us and we encourage you to cast your vote. The Chair of the Compensation and Human Resources Committee and other Committee members will be present at the Meeting to answer questions you may have about our executive compensation. We believe that the Company’s future is in good hands and that our senior executives and our employees have the best interest of all our customers and shareholders at heart.

Sincerely,

Sheila O’Brien Chair of the Compensation and Human Resources Committee	William D. Anderson Chairman of the Board of Directors

Determining Compensation

Compensation and Human Resources Committee

The primary role of the Compensation and Human Resources Committee is to carry out the Board’s overall responsibility for executive compensation. Under its mandate, the Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation. The Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Company’s senior executives, including recommending their compensation. The Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Company can attract, motivate and retain senior executives who exhibit high standards of integrity, competence and performance. The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Finally, the Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company. The mandate of the Committee is available on Gildan’s website at www.gildan.com.

During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of five directors, all of whom are independent directors, namely Sheila O’Brien (Chair), Russell Goodman, Russ Hagey, George Heller and Anne Martin-Vachon. None of the members of the Committee is an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Sheila O’Brien, Chair of the Committee since February 2013, is a former senior executive at Nova Chemicals Company, where her responsibilities included oversight over the human resources function. Ms. O’Brien has over thirty years of executive leadership experience in the areas of human resources, compensation, succession planning, management and labour relations and has also served on compensation and human resources committees of corporate boards.

Russell Goodman is a member of various boards of directors, including the Board of Directors of Whistler Blackcomb Holdings Inc., where he serves as Chair of the Audit Committee and as a member of the Compensation Committee, the Board of Directors of Metro Inc., where he serves as a member of the Audit Committee, and the Board of Directors of Northland Power Inc., where he serves as Chairman of the Audit Committee. As Chairman of the Audit and Finance Committee of Gildan’s Board, Mr. Goodman is required to sit on the Compensation and Human Resources Committee.

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COMPENSATION DISCUSSION AND ANALYSIS

Russ Hagey currently serves as the Worldwide Chief Talent Officer of Bain & Company. Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 51 offices in 32 countries.

George Heller has had, during his career as a senior corporate executive, direct reports which have included the vice-presidents of the human resources departments. Mr. Heller has also served as a director and human resource committee member of other large publicly-traded companies.

Anne Martin-Vachon is a senior executive with more than twenty five years of experience in a variety of leadership positions in the consumer packaged goods and retail industry. In her role as Chief Executive Officer and President at Lise Watier Cosmétiques, Inc., she had overall responsibility for human resources and compensation matters.

Compensation Consultant

As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain compensation consultants and approve their fees.

Since 2005, the Committee has retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to assist the Committee in matters related to corporate governance and executive compensation.  Mercer assists the Committee in determining and benchmarking compensation for the Company’s senior executives and directors, ensuring that the various elements of the compensation package orient executives’ efforts and behaviours towards the goals that have been set, and ensuring that their total compensation is market competitive.

Executive Compensation-Related Work

During fiscal 2015, the Committee retained Mercer to conduct a review of foreign exchange considerations relating to the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer’s compensation, a review of the structure and design of the Company’s incentive plan framework, and an overview of current and emerging governance and executive compensation trends. Mercer also provided ad hoc analytical and advisory support on other matters relating to executive compensation, such as a review of the Compensation Discussion and Analysis section of the Circular as well as Black-Scholes valuations.

All Other Work

The Compensation and Human Resources Committee pre-approves any services that Mercer or its affiliates provide to the Company at the request of management.

During fiscal 2015, Mercer researched and benchmarked Gildan’s Employee Share Purchase Plan relative to competitive market practices, with a specific focus on Gildan’s peer group. The Company also purchases, from time to time, certain Mercer standard survey results for its employment markets.

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COMPENSATION DISCUSSION AND ANALYSIS

The aggregate fees paid to Mercer for executive compensation-related services and all other services provided during fiscal 2015 and fiscal 2014 were as follows:

Type of Fee	Fiscal 2015 Fees ($)	Fiscal 2014 Fees ($)	Percentage of Fiscal 2015 Fees	Percentage of Fiscal 2014 Fees

Executive Compensation-Related Fees	149,278	76,435	85%	100%
All Other Fees	26,139	-	15%	0%
Total	175,417	76,435	100%	100%

Due to the policies and procedures that Mercer and the Compensation and Human Resources Committee have established, the Committee is confident that the advice it receives from the individual executive compensation consultant at Mercer is objective and not influenced by Mercer’s or its affiliates’ relationships with the Company. These policies and procedures include the following:

•	The individual consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by Mercer or any of its affiliates;

•	The individual consultant is not responsible for selling other Mercer or affiliate services to the Company;

•
Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Company in rendering his or her advice and recommendations;

•	The Committee has the sole authority to retain and terminate the individual consultant;

•	The individual consultant has direct access to the Committee without management intervention;

•	The Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and

•	The Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.

While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

Shareholder Advisory Vote on Executive Compensation

According to proxies received and ballots cast at the Company’s last annual meeting of shareholders held on Thursday, February 5, 2015, the Company’s approach to executive compensation, as disclosed in section 3 of the Company’s previous management information circular dated December 11, 2014, was approved by 91.51% of its shareholders present or represented by proxy at the meeting.

Our Executive Compensation Practices

Compensation Philosophy and Objectives

Gildan’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders by:

•           Providing the opportunity for total compensation that is competitive with the compensation received by senior executives employed by a group of comparable North American companies;

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COMPENSATION DISCUSSION AND ANALYSIS

•	Ensuring that a significant proportion of executive compensation is linked to performance through the Company’s variable compensation plans; and

•
Providing senior executives with long-term equity-based incentive plans, such as stock options and performance-based restricted share units, which also help to ensure that senior executives meet or exceed minimum share ownership requirements.

Executive Compensation Practices

In order to implement our compensation philosophy and achieve our objectives, we have adopted a number of best practices, including:

Key Features of our Compensation Program
✓Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives
✓Significant proportion of senior executives’ annual target compensation is “at-risk”
✓Amount that a senior executive can receive under the short-term incentive plan is capped at two times target
✓No minimum guarantee payout under the short-term incentive plan
✓No hedging or monetizing of equity awards by executives
✓Use of an independent compensation consultant
✓No excessive perquisites
✓Use of stress-testing and back-testing to assess alignment between pay and performance
✓Use of representative and relevant peer groups
✓Annual advisory vote on executive compensation
✓Minimum share ownership guidelines for executives

In addition, a significant portion of the senior executives’ compensation is performance-based, as illustrated in the following charts:

•	A significant portion of our senior executives’ target compensation is at-risk: 79% in the case of the President and Chief Executive Officer and 63% for the other senior executives

•	100% of the senior executives’ short-term incentive payout is conditional upon the attainment of pre-determined financial metrics (earnings per share and return on assets)

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COMPENSATION DISCUSSION AND ANALYSIS

•
50% of the senior executives’ long-term incentives are based on performance units that are conditional upon relative return on assets performance, requiring performance at the 75th percentile to achieve a 100% payout

•	The other 50% of their long-term incentives are stock options, which require shareholder value creation to generate compensation value

•	All of the senior executives are subject to minimum share ownership requirements

As our executive compensation program is designed to align pay to performance, we compared our President and Chief Executive Officer’s target pay to his realizable pay over periods of three fiscal years each. The analysis below shows how intended pay has been impacted by Company performance:

The analysis above demonstrates a strong alignment between executive pay and Company performance. Over five successive measurement periods, our President and Chief Executive Officer’s three-year average realizable pay has exceeded his target pay. This is fully consistent with our approach of tying a significant portion of total direct compensation to the attainment of performance objectives and value creation, which are represented by a consistent increase in total shareholder return.

For the purpose of the analysis, we defined “target pay” as the sum of base salary, target short-term incentives and target long-term incentives, and we defined “realizable pay” as the sum of the following compensation elements:

Compensation Element	Treatment of Compensation Element
Base Salary	Salary received
Annual incentive	Annual bonus paid during the period
Performance RSUs
 Value of awards granted during the period that vested and were paid out during the period
 Value of unvested awards granted during the period, calculated on the last day of the period assuming 100% vesting

Stock Options	Value of gains realized upon exercise of options granted during the period In-the-money value of unvested or unexercised options granted during the period, calculated on the last day of the period
New hire or one-time awards and all other compensation	Excluded from the calculation

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COMPENSATION DISCUSSION AND ANALYSIS

Benchmarking Practices

To meet the Company’s objectives of providing market competitive compensation opportunities, Gildan’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies with which the Company competes for executive talent.

As part of this benchmarking process, the Compensation and Human Resources Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”). The Committee also considers data from proxy circulars of other Canadian consumer discretionary publicly-traded companies (the “Secondary Reference Group”) to supplement the Proxy Reference Group (the Proxy Reference Group and the Secondary Reference Group are referred to in this Circular as the “Reference Groups”). In addition, the Committee considers information gathered from annual compensation planning surveys from a range of outside consulting firms in connection with determining annual salary increases for senior executives.

The composition of each Reference Group is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Company and changes are made as deemed appropriate. From time to time, the Committee engages Mercer to review the composition of the Reference Groups and provide recommendations to the Committee. An overview of the characteristics of the Reference Groups is provided in the following table:

(All values in $ millions)
	Gildan Activewear Inc.		Proxy Reference Group(1)		Secondary Reference Group
Location	Canada		North America		Canada
Industry Sector	Textiles and Apparel		Apparel, Accessories & Luxury Goods		Consumer Discretionary
Revenues	$3,520	(2)(3)	$2,926	(2)	$2,487
Most recent 12 months
Market Capitalization	$9,593		$3,905	(2)	$1,014
As at January 3, 2016
Net income	$474	(2)(3)	$202	(2)	$47
Most recent 12 months
(1)
The financial data for the Proxy Reference Group is from the S&P Research Insight database and represent the median of the group on December 31, 2015, for the most recently reported 12-month revenue and net income.

(2)	All U.S. dollar figures have been converted to Canadian dollars using the Bank of Canada 21-day average of 1.3705 on December 31, 2015.
(3)	The financial data for the Company are based on its results for calendar 2015.

The industry sector is considered relevant in selecting comparators, as Gildan competes directly with these organizations for customers, revenue, executive talent and capital. Revenue size, which is used as a proxy for the level of complexity, job scope and responsibility associated with senior executive positions, is also considered relevant in selecting comparators given the correlation between pay level and company size.

The following selection criteria were used to determine the Proxy Reference Group:

•	North American companies with annual revenues approximately one-half to two times Gildan’s revenue (median revenue approximates $2.9 billion); and

•	Global Industry Classification Standard (GICS) sub-industry classification of Apparel, Accessories & Luxury Goods.

The Proxy Reference Group was used for benchmarking the total direct compensation of the President and Chief Executive Officer in fiscal 2015. For the benchmarking of roles that have a Canadian market for talent and where industry background is not a requirement, the Committee developed with Mercer the Secondary Reference Group composed of Canadian public companies only (since thirteen out of fourteen of Gildan’s industry sector comparators in the Proxy Reference Group are U.S. companies). This group includes eleven Canadian consumer discretionary product companies with revenues from one half to two times that of Gildan and a market capitalization of at least $500 million.

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COMPENSATION DISCUSSION AND ANALYSIS

The actual companies included in each comparator group are shown below:

Proxy Reference Group	Secondary Reference Group
Carter’s Inc.	Linamar Corp.
Cintas Corp	Dorel Industries
Columbia Sportswear Co.	Martinrea International Inc.
G&K Services Inc.	Aimia Inc.
G-iii Apparel Group	Uni-Select Inc.
Hanesbrands Inc.	Torstar Corp.
Kate Spade & Co (formerly, Fifth & Pacific Companies, Inc.)	Cogeco Inc.
lululemon athletica inc.	Dollarama Inc.
Oxford Industries Inc.	Reitmans Canada
Perry Ellis International Inc.	lululemon athletica inc
Phillips Van Heusen Corp.	CORUS Entertainment Inc
Quiksilver
Under Armour Inc.
UniFirst Corporation

Positioning
The Company’s executive compensation policy is to use the market median with the potential of top quartile total compensation when individual and Company performance are also at top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee.
Performance Graph

Cumulative Value of a $100 Investment
The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 3, 2010 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.

A significant portion of the Company’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, a change in value of the Canadian dollar relative to the U.S. dollar can have an effect on the value of the Company’s Canadian dollar denominated Common Shares.

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COMPENSATION DISCUSSION AND ANALYSIS

	October 3,	October 2,	September 30,	September 29,	October 5,	January 3,
	2010	2011	2012	2013	2014	2016
Company (CDN$) - Total Return	$100	$96	$111	$175	$221	$289
S&P/TSX Composite Index Total Return (CDN$)	$100	$96	$105	$113	$134	$123

Cumulative Value of a US$100 Investment
The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 3, 2010 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	October 3,	October 2,	September 30,	September 29,	October 5,	January 3,
	2010	2011	2012	2013	2014	2016
Company (US$) - Total Return	$100	$93	$115	$173	$200	$213
S&P 500 Composite Index Total Return (US$)	$100	$101	$131	$157	$187	$199

Gildan’s total shareholder return over the five-year period shows an upward trend from fiscal 2011 to 2015. Over the same five-year period, total compensation earned by the senior executives has also grown overall, with slight decreases in 2012 and 2014, when bonuses paid to the senior executives under the annual short-term incentive plan were 0% and 14% of target, respectively. In fiscal 2015, there was an increase in total compensation as a result of the fifteen-month reporting period which included two annual long-term incentive awards and a one-time equity grant to our new Executive Vice-President, Chief Financial and Administrative Officer.

It should be noted that total compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

•	Senior executives’ base salary adjustments are generally made to remain competitive with the Proxy Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

•	Short-term incentive payouts are not directly linked to total shareholder return but rather they are based on underlying financial measures (i.e. earnings per share and return on assets); and

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COMPENSATION DISCUSSION AND ANALYSIS

•
While long-term incentive grants are typically made at market-competitive target levels, occasional one-time equity grants may cause significant year-over-year fluctuations in total compensation. The value ultimately realized from long-term incentive awards depends on relative return assets performance (in the case of restricted share units) and share price performance.

Our Named Executive Officers

Below is a description of each of the individuals who form our current senior executive team, which include our President and Chief Executive Officer, our Executive Vice-President, Chief Financial and Administrative Officer, and our three other most highly compensated executive officers as of January 3, 2016 (“Named Executive Officers” or “NEOs”). During fiscal 2015, Laurence G. Sellyn, our former Executive Vice-President, Chief Financial and Administrative Officer, retired from the Company and transitioned his responsibilities to Rhodri J. Harries, who was appointed to the position in August 2015. James Kehoe also served as Executive Vice-President, Chief Financial and Administrative Officer for a brief period in 2015 before resigning in February 2015. Detailed information about the compensation awarded to our Named Executive Officers in 2015, 2014 and 2013 can be found in the section entitled “Summary Compensation Table”.

Glenn J. Chamandy
President and Chief Executive Officer
Glenn J. Chamandy is one of the founding members of Gildan and has devoted his entire career to building Gildan into an industry leader. He became President and Chief Executive Officer in August 2004. Mr. Chamandy is responsible for providing leadership and vision to Gildan, as well as setting the strategic direction in line with shareholders’ interests. Since the Company became public in June 1998, its equity market capitalization has increased from $102,286,000 to $9,592,684,000 as at January 3, 2016.

Calendar 2015 Highlights
•Achieved consolidated net sales of US$2,569 million, up 11.7% from US$2,299 million in calendar 2014
•Grew net earnings by 25.1% to US$346.1 million, due to both increased unit sales volume and higher operating profit margins
•Completed the strategic acquisition of Comfort Colors and integrated its operations into Gildan
•Ramped up a new yarn-spinning facility in Salisbury, North Carolina and commenced the ramp-up of our largest new yarn-spinning facility in Mocksville, North Carolina
•Set plans in place for capacity expansion in 2016

Calendar 2015 Direct Compensation(1)
Base Salary ($)	Short-Term Incentive ($)	Long-Term Incentives ($)	Total Direct Compensation ($)
1,027,692	647,446	4,116,725	5,791,863

Equity Ownership as at January 3, 2016(2)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
509,144(4)	20,360,668	167,189	6,685,888	6 x Base Salary	Yes

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COMPENSATION DISCUSSION AND ANALYSIS

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer
Rhodri J. Harries joined Gildan in August 2015 as its Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in corporate finance, treasury and business development. He is accountable for the Company’s financial management as well as overseeing corporate development and corporate affairs, information technology, legal affairs, corporate communications and the corporate human resources groups.

Calendar 2015 Highlights
• Generating US$159 million of free cash flow
• Increased the dividend by 20% for fourth consecutive year
• Implemented a share buyback program for 5% of outstanding Common Shares

Calendar 2015 Direct Compensation(1)
Base Salary ($)	Short-Term Incentive ($)	Long-Term Incentives ($)	Total Direct Compensation ($)
269,231(3)	73,501	6,447,020	6,789,752

Equity Ownership as at January 3, 2016(2)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
-	-	78,039	3,120,780	3 x Base Salary	Yes

Benito A. Masi
Executive Vice-President Manufacturing
Benito A. Masi has been involved in apparel manufacturing in North America for over thirty years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Calendar 2015 Highlights
• Continued the implementation of important cost saving projects in manufacturing operations
• Completed the construction and commenced operations of a new Honduras distribution centre
· Expanded capacity in sewing to support textile growth

Calendar 2015 Direct Compensation(1)
Base Salary ($)	Short-Term Incentive ($)	Long-Term Incentives ($)	Total Direct Compensation ($)
711,163	194,148	891,951	1,797,262

Equity Ownership as at January 3, 2016(2)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
142,834	5,711,932	37,995	1,519,420	3 x Base Salary	Yes

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COMPENSATION DISCUSSION AND ANALYSIS

Michael R. Hoffman
President, Printwear
Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Mr. Hoffman has over twenty years of experience in apparel sales and marketing. He provides strategic direction and leadership for the Company’s sales and marketing groups in the Printwear division.

Calendar 2015 Highlights
• Printwear segmented sales of US$1,634 million, up by 12.1%
• Printwear operating income of US$385 million, up by 20%
• Successful pricing strategy drove strong point of sale growth with U.S. distributors
· Increased penetration of the fashion basics category with the Anvil® brand and acquisition of Comfort Colors
· Grew volumes in international markets

Calendar 2015 Direct Compensation(1)
Base Salary ($)	Short-Term Incentive ($)	Long-Term Incentives ($)	Total Direct Compensation ($)
711,163	194,148	891,951	1,797,262

Equity Ownership as at January 3, 2016(2)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
57,595	2,303,224	37,995	1,519,420	3 x Base Salary	Yes

Eric R. Lehman
President, Branded Apparel
Eric R. Lehman joined Gildan in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence until his appointment as President of Branded Apparel in January 2011. He has over twenty years of experience in the supply chain function with major national apparel brands.

Calendar 2015 Highlights
• Branded Apparel segmented sales of US$934 million, up by 11.1%
• Branded Apparel operating income of US$83 million, up by 39%
·Attained 14% market share for Gildan® branded men’s socks
· Delivered new retail programs
· Doubled the retail door count for underwear, with Gildan® branded underwear selling in approximately 18,000 retail doors at the end of the year

Calendar 2015 Direct Compensation(1)
Base Salary ($)	Short-Term Incentive ($)	Long-Term Incentives ($)	Total Direct Compensation ($)
711,163	194,148	891,951	1,797,262

Equity Ownership as at January 3, 2016(2)
Common Shares		RSUs		Minimum Shareholding Requirement	Meets Requirement
(#)	($)	(#)	($)
65,816	2,631,982	37,995	1,519,420	3 x Base Salary	Yes
(1)
Refers to the 12-month period from January 5, 2015 to January 3, 2016. For the 15-month 2015 fiscal year information, please refer to the section entitled “Summary Compensation Table”. For Messrs. Masi, Hoffman and Lehman, their base salary and short-term incentive awards are paid in U.S. dollars, and converted to Canadian dollars at a rate of 1.3840.

(2)	For the detailed calculation of the dollar value of Common Shares and RSUs, please refer to the section “Share Ownership Levels”.
(3)	Represents the salary for the period from Mr. Harries’ hire date of August 17, 2015 to the end of the fiscal year. His annual base salary is $700,000.
(4)
In addition to the 509,144 Common Shares owned by Glenn J. Chamandy, 3,000,000 Common Shares are owned by a family foundation controlled by Mr. Chamandy and are therefore not included in the minimum share ownership calculation.

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COMPENSATION DISCUSSION AND ANALYSIS

Our Executive Compensation Program
Executive Compensation Components

Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance by providing financial incentives to senior executives based on the level of achievement of specific operational and financial objectives.

The following table summarizes the compensation components of Gildan’s executive compensation program, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Feature	Form	Criteria	Risk-Mitigating Elements	Objectives
Base Salary	•Fixed Pay Rate •Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession candidates •Performance period: 1 year	•Cash	•Proxy Reference Group data •Individual contribution and performance	•Use of external advisor and peer group analysis	•Attract and retain top talent •Recognize level of responsibilities, individual experience and contribution to the Company's performance
Short-Term Incentive (SCORES)	•Annual award based on achievement of pre-determined corporate performance objectives (EPS and ROA) •Performance period: 1 year	•Cash	•Return on assets performance •Adjusted earnings per share performance	•Capped to two-times target •Use of external advisor and peer group analysis	•Motivate executives to attain and exceed the Company's annual goals and financial targets
Long-Term Incentives	Stock options: •7-year term •Vest over 5 years: 25% at 2nd, 3rd, 4th and 5th anniversary of grant date	•Stock options	•Time-based •Share price	•Provides value only if shareholder value creation occurs	•Align executives with shareholder value creation •Support retention with vesting conditions
	Performance RSUs: •3-year vesting period •Cliff vests	•Performance-based restricted share units	•100% based on return on assets relative to that of a reference group	•Requires 75th percentile to achieve 100% vesting	•Motivate executives to create value for the Company at a level that exceeds value creation of a pre-determined reference group
	Employee Share Purchase Plan (voluntary): •Accumulates over time; 2-year hold period	•Common Shares at 90% of market price	•Share price	•Capped at 10% of base salary (and US$25,000 for US-based participants)	•Further build Common Share ownership
Retirement Benefits	Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the US)	•Cash payments following retirement	•Market data for executive contributions to retirement programs	•All plans are defined contribution based	•Facilitate accumulation of retirement assets •Support retention by ensuring competitiveness
SERP (Supplemental Executive Retirement Plan)
Executive Benefits and Perquisites	Healthcare, disability and life insurance benefits, annual perquisite allowance	•Group or individual coverage •Annual allowance	Market data for executive coverage and aggregate value of perquisites	•Perquisite value limited by annual allowance	•Ensure proper protection •Support retention by ensuring competitiveness

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COMPENSATION DISCUSSION AND ANALYSIS

Base Salary

Salaries of the senior executives are established based on a comparison with competitive benchmarks. The starting point to determine senior executive base salaries is the median of salaries in the Proxy Reference Group.

The Compensation and Human Resources Committee regularly reviews the individual salaries of the senior executives and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the senior executive’s value to the Company and retention risk. From time to time the Committee engages Mercer to conduct a compensation review of the base salaries of senior executives. Senior executives’ salaries were adjusted according to market levels in July 2013, and no annual salary increase was awarded subsequently in 2014. A 3% increase was awarded to four of the NEOs on February 1, 2015, which was effective as of February 1, 2015:

Name(1)	2014 ($)	2015 ($)	Increase (%)
Glenn J. Chamandy President and Chief Executive Officer	1,000,000	1,030,000	3
Laurence G. Sellyn Former Executive Vice-President, Chief Financial and Administrative Officer	521,673	521,673	0
Benito A. Masi Executive Vice-President, Manufacturing	US$500,000	US$515,000	3
Michael R. Hoffman President, Printwear	US$500,000	US$515,000	3
Eric R. Lehman President, Branded Apparel	US$500,000	US$515,000	3
(1)James Kehoe was hired as of January 1, 2015 and therefore did not receive a salary increase. Rhodri J. Harries was not employed at the time of the annual increase.

For 2016, as part of the Company-wide annual salary review process, the base salaries of each of our current NEOs will increase by 3% effective March 1, 2016.

Short-Term Incentive (SCORES)

The Company’s short-term incentive plan, Supplemental Cash Opportunities for Results Exceeding Standards (“SCORES”), aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of Gildan’s senior executives and employees with the annual financial performance and returns of the Company;

•	Motivating senior executives and employees to work towards common annual performance objectives;

•	Providing total cash compensation that is greater than the median of the Reference Groups in cases where superior financial performance and returns in excess of target objectives are attained; and

•	Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.

SCORES target payout levels for each NEO depend on the senior executive’s position. From time to time, the Compensation and Human Resources Committee engages Mercer to conduct a compensation review of the target payout levels of the NEOs to ensure they are in line with the median of the Proxy Reference Group.

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COMPENSATION DISCUSSION AND ANALYSIS

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)
Glenn J. Chamandy	150%	0-300%
Rhodri J. Harries	65%	0-130%
Laurence G. Sellyn	65%	0-130%
Benito A. Masi	65%	0-130%
Michael R. Hoffman	65%	0-130%
Eric R. Lehman	65%	0-130%

As part of the implementation of the change in the Company’s fiscal year-end, the Board decided that the SCORES program for fiscal 2015 would apply only to the period from January 5, 2015 to January 3, 2016 (“Calendar Year 2015”). None of the NEOs received an annual incentive for the period from October 6, 2014 to January 4, 2015.

Performance Measures and Targets

Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee.  As stated in the section of this Circular entitled “Risk Assessment of Executive Compensation Program”, as a risk mitigation measure, the Board of Directors retains the discretion to reduce or increase the SCORES payouts, taking into consideration qualitative factors beyond the quantitative financial metrics. For Calendar Year 2015, the Board of Directors approved the following as the financial measures to be achieved for SCORES:

•	Return on assets (“ROA”) measured against the Company’s budgeted ROA; and

•	Adjusted earnings per share (“EPS”) measured against the Company’s budgeted adjusted EPS.

ROA for purposes of SCORES, is calculated by dividing EBIA (earnings before financial expenses, amortization of intangible assets and the impact of restructuring and acquisition related costs) for the year by the average net operating assets for such year. Net operating assets is calculated using net working capital, being current assets excluding cash and cash equivalents minus current liabilities, plus non-current assets, excluding deferred income taxes and adding back the accumulated amortization of intangible assets.

Adjusted EPS for purposes of SCORES is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries, divided by the diluted weighted average number of Common Shares outstanding. The Compensation and Human Resources Committee recommended ROA and adjusted EPS as the financial measures to be achieved in Calendar Year 2015 to ensure that senior executives’ incentive-based compensation reflects:

•	Success in achieving the Company’s targets for profitability; and

•	Effectiveness in managing the return on assets, including the level of investment required to generate earnings.

For both financial measures, there is a maximum value over which performance will not add any more to the SCORES payout and a threshold value under which there will be no bonus payout for the NEOs. The target values are to be attained within a positive or negative variance of 2.5% versus the target.  The maximum and threshold values are at a plus 5% and minus 5% variance versus the target values respectively, for both the adjusted EPS and ROA.  Between the target value (+/-2.5%) and the maximum (+5%) and threshold (-5%) value, the progression remains linear. The following table illustrates the SCORES financial measures for Calendar Year 2015:

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COMPENSATION DISCUSSION AND ANALYSIS

For 2016, upon the recommendation of the Compensation and Human Resources Committee, the Board adjusted the range for the ROA financial measure, with the result that the maximum and threshold values will be at a plus 7% and minus 7% versus the target, and the target value will be attained within a positive or negative variance of 3.5% versus the target.

Long-Term Incentives

The purpose of the equity incentive component of Gildan’s executive compensation program, namely the long-term incentive plan (the “Long-Term Incentive Plan” or “LTIP”), is to assist and encourage senior executives and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its officers and key employees.  The LTIP is designed to:

•	Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

•	Align the interests of the Company’s senior executives and key employees with its shareholders;

•	Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Company;

•	Foster the retention of senior executives and key management personnel; and

•	Attract talented individuals to the Company.

Types of Equity Incentives Awarded

The LTIP allows the Board of Directors to grant to senior executives the following types of long-term incentives:

•	Stock options (“Options”);

•	Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and

•	Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) (“Non-Treasury RSUs”).

Treasury RSUs, Non-Treasury RSUs and the Non-Treasury RSUs for senior executives called Performance RSUs (see below in this section under the heading “Performance Measures and Weightings”) are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.

For a more detailed description of the features of the LTIP, see Schedule “B” of this Circular.

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COMPENSATION DISCUSSION AND ANALYSIS

The LTIP awards help to achieve Gildan’s compensation objectives as follows:

•	The LTIP aims at bringing the total compensation received by Gildan’s senior executives to the 75th percentile of the Proxy Reference Group if the Company achieves its maximum ROA goals.

•
Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Company’s long-term return on investment and share price reflect these achievements.

•	Through the use of time vesting for a portion of long-term compensation, the LTIP awards help to achieve the Company’s objective of ensuring the retention of senior executives.

Determination of Grants
All grants of RSUs and Options are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him.

Treasury RSUs are used generally for one-time awards to attract talented candidates or for retention purposes. Options and Performance RSUs are granted to senior executives on an annual basis as part of the long-term portion of their annual compensation. Annual award targets are based on the expected impact of the role of the senior executive on the Company’s performance and strategic development as well as market benchmarking. Previous grants are not taken into account when considering new annual grants, as annual grants are determined by specific guidelines, such as a determined grant value.

Target annual equity awards to senior executives, as a percentage of base salary, are as follows:

Position	Fiscal 2015 Target Awards (% of Base Salary)(1)	Mix of Options and Performance RSUs (% of Base Salary)(2)
		Options	RSUs
President and Chief Executive Officer	300%	150%	150%
Executive Vice-President Chief Financial and Administrative Officer (3)	130%	65%	65%
Executive Vice-President, Manufacturing	130%	65%	65%
President, Printwear	130%	65%	65%
President, Branded Apparel	130%	65%	65%
(1)
Since grant levels of RSUs and Options are now determined based on the U.S. dollar closing price of the Common Shares (see below in this section), the percentage for NEOs paid in Canadian dollars serves as the base for the calculations, but the effective percentage of base salary that the award represents will fluctuate, positively or negatively, based on the then applicable exchange rate.

(2)	Performance RSUs have the potential to vest at a maximum of 200% of the actual number of RSUs held at the vesting date.
(3)	As part of the terms of his retirement agreement, Laurence G. Sellyn received a cash payout at target in lieu of his annual equity awards for the October 2014 and November 2015 grants.

As part of the implementation of the change in fiscal year-end, the Board decided to adjust the timing of the annual equity grants to now coincide with the release of the financial results for the third fiscal quarter as opposed to the first day of the fiscal year. More precisely, for purposes of determining the annual grants, the Company now uses the closing price of the Common Shares on the trading day following the day of the release of the Company’s financial results for the third quarter. This also ensures the annual grants occur on a date outside of the quarterly trading blackout periods under

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COMPENSATION DISCUSSION AND ANALYSIS

the Company’s Insider Trading Policy. As a result, two annual equity grants occurred during the fifteen-month fiscal 2015 period, one on October 6, 2014 and one on November 16, 2015.

Further, in consideration of the weakening of the Canadian dollar against the U.S. dollar, in August 2015 the Compensation and Human Resources Committee adopted a measure to ensure that the compensation positioning of the NEOs is consistent with its compensation policy of using the market median, based on the Proxy Reference Group, which consists mainly of U.S. companies. As of that date, grant levels of RSUs and Options are determined based on the U.S. dollar closing price of the Common Shares on the NYSE. This measure reduces the gap created by the foreign exchange for NEOs paid in Canadian dollars, as there is essentially complete symmetry between the Canadian and U.S. share price. This change has no effect on the value of grants for NEOs paid in U.S. dollars as their salary was historically converted to Canadian dollars based on the prevailing exchange rate for the purpose of the calculations.

Performance Measures and Weightings

To encourage a long-term view of performance and to align the interests of senior executives with the interests of shareholders, Options and RSUs have vesting conditions that are based on the following criteria:
	Time	Gildan’s Financial Performance
Options	100%	-
Performance RSUs(1)	-	100%
Treasury RSUs	50%	50%
(1)
Performance RSUs have the potential to vest at a maximum of 200% of the actual number of RSUs held at the vesting date, if Gildan’s financial performance exceeds the target performance by a certain percentage.

Vesting for Options: Options granted to senior executives have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time grant of Options to the President and Chief Executive Officer in October 2009 which vested during fiscal 2015, as well as a special one-time grant of Options to the Executive Vice-President, Chief Financial and Administrative Officer in August 2015.

Vesting for Treasury RSUs: With the exception of a special one-time award of Treasury RSUs granted to the President and Chief Executive Officer in October 2009, all Treasury RSUs awarded to senior executives under the LTIP vest at the end of a five-year vesting period and are subject to the same vesting conditions, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on Gildan’s average ROA performance for the vesting period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The performance-vesting portion of each Treasury RSU award is subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Performance Component of Award That Vests
At or above the 75th percentile	100%
At the median	50%
Below 40th percentile	0%

Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three-year period and, with the exception of Performance RSUs described below, all Non-Treasury RSUs are subject to the same vesting conditions as Treasury RSUs described above.

Vesting for Performance RSUs:  While key employees continue to receive Non-Treasury RSUs, with the vesting conditions described above, as part of their annual LTIP awards, all Non-Treasury RSUs granted to NEOs are what are referred to in

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COMPENSATION DISCUSSION AND ANALYSIS

this Circular as “Performance RSUs”. Performance RSUs vest at the end of a three-year period, but vest fully based on the Company’s average ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The absence of time-based vesting for Performance RSUs reinforces the objective of aligning the interests of the Company’s senior executives with those of its shareholders by ensuring that vesting of Performance RSUs is entirely based on meeting ROA performance thresholds.
In addition, Performance RSUs can vest at up to two times the actual number of RSUs held at the vesting date, based on the achievement of exceptional ROA performance for the period, as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. This feature is intended to align the Company’s pay practices with its compensation policy, which is to provide the potential for top quartile total compensation when company performance is also top quartile.
Performance RSUs awarded to senior executives are subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%

During fiscal 2015, Performance RSUs granted to the NEOs vested as follows:

Grant Date	Vesting Date	Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award that Vested
October 1, 2012	September 30, 2015	98th percentile	200%

Dividends on Outstanding Restricted Share Units
In conjunction with the declaration of its quarterly cash dividend on the Common Shares, the Board also credits the holders of Treasury RSUs, Non-Treasury RSUs and Performance RSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. Accordingly, effective on the payment date of each of the Company’s quarterly cash dividends during the fifteen-month 2015 fiscal period, namely January 12 and March 16, 2015 (dividend of US$0.13 per share – non-split adjusted) and June 22, September 8, and December 14, 2015 (dividend of US$0.065 per share) the Board granted additional RSUs to each RSU holder on such dates with the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”.
The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on the payment date of the dividend, divided by the equivalent of the higher of the closing price of the Common Shares on the TSX or the NYSE, converted to Canadian dollars, on the last trading day preceding the payment date of the dividend.

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COMPENSATION DISCUSSION AND ANALYSIS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides, for the fifteen-month 2015 fiscal period, with respect to the LTIP:

•	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

•	The weighted-average exercise price of such outstanding options, warrants and rights; and

•	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column)
	(#)	($)	(#)
Equity compensation plan approved by security holders
- LTIP (Options)	1,895,145	29.78	2,754,101(1)
- LTIP (Treasury RSUs)	291,674	N/A	-

(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

Other Compensation

Benefits and Perquisites

The Company’s senior executive benefits program includes life, medical, dental and disability insurance and a healthcare spending account. This program also includes out-of-country emergency services in medical or personal security situations and a critical illness coverage for Mr. Chamandy. Each Named Executive Officer is credited on January 1 of each year with a perquisite account. The account is debited based on the actual costs of perquisites as submitted to the Company by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash. The perquisite account may be used for perquisites such as club memberships, personal insurance, health services or financial counselling, at the option of the NEO. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations. From time to time, the Compensation and Human Resources Committee engages Mercer to conduct a compensation review of the perquisites paid to senior executives to ensure they are comparable to market surveys.

Retirement Benefits

Under the Company’s retirement savings program, the NEOs (other than Michael R. Hoffman, Eric R. Lehman and     Benito A. Masi who are not Canadian residents) and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”), up to a maximum of 5% of their annual base salary.  In addition, should the Company’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded plan. For Glenn J. Chamandy, the 5% Gildan contribution is fully credited under his SERP account.

Benito A. Masi ceased to be a Canadian resident on December 31, 2012 and as a result has ceased to contribute to his RRSP account since this date. Consequently, the Company has ceased contributing to his DPSP account and the 5% Gildan contribution is fully credited under his SERP account.

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COMPENSATION DISCUSSION AND ANALYSIS

Michael R. Hoffman and Eric R. Lehman receive from Gildan an amount equal to 50% of their own contributions under the Company’s 401(k) program, up to a maximum of 3% of their annual base salary or up to the maximum amount determined by the U.S. government.  Michael R. Hoffman and Eric R. Lehman are credited by the Company under the U.S. SERP, with an amount equal to 2% of their annual base salaries and short-term incentive payouts. In addition, should the Company’s contributions result in a total contribution made by the employee or on behalf of the employee, in excess of the limit prescribed, the additional amount is credited under the U.S. SERP.

Defined Contribution Plans
The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the NEOs as of the beginning and end of the fifteen-month 2015 fiscal period:

Name(1)	Accumulated Value at Start of Year(2)	Compensatory(3)	Accumulated Value at Year-End(2)(4)
	($)	($)	($)
Glenn J. Chamandy	1,079,629	64,846	1,130,866
Rhodri J. Harries	-	11,766	23,408
Laurence G. Sellyn	709,020	33,106	808,661 (7)
Benito A. Masi(5)	475,434	39,951	553,774
Michael R. Hoffman(6)	653,847	47,411	785,426
Eric R. Lehman(6)	373,368	49,957	474,527
(1)	No compensatory pension contributions were made to James Kehoe.
(2)
“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer:  RRSP, DPSP and SERP (other than for Michael R. Hoffman, whose accumulated value corresponds to the sum of the balances in his accounts from the Company’s 401(k) and SERP programs, and for Eric R. Lehman, whose accumulated value corresponds to the sum of the balances in his accounts from the Company’s RRSP, DPSP, 401(k) and SERP programs).

(3)	“Compensatory” refers to the Company’s contributions under all the above-mentioned accounts.
(4)	“Accumulated Value at Year-End” has been calculated as of December 31, 2015, when contributions are allocated and returns calculated on a monthly or three-month basis.
(5)	Amounts for Benito A. Masi’s SERP account are calculated on a monthly basis and have been converted to Canadian dollars using the monthly average noon rate.
(6)	Amounts for Michael R. Hoffman and Eric R. Lehman have been converted to Canadian dollars using an exchange rate of 1.3840 as of December 31, 2015, the last trading day of fiscal 2015.
(7)
As per plan provisions and following his retirement, Laurence G. Sellyn is entitled to receive his account balance under the RRSP/DPSP and the Company paid out in a single lump sum the balance of his notional account under the SERP.

Employee Share Purchase Plan
The Gildan Employee Share Purchase Plan (the “ESPP”) provides an opportunity for all Canadian and U.S. full-time or regular part-time employees of the Company and its subsidiaries to participate in the Company’s ownership. This opportunity is also provided to certain full-time and regular part-time employees located in Honduras, the Dominican Republic, Nicaragua and Barbados.

Under the ESPP, an eligible employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Company from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Company, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. For the purpose of the ESPP, “market price” means, on any purchase date, the weighted average trading price per share of the Common Shares on the NYSE or, for Canadian participants, the TSX, for the five trading days immediately preceding the purchase date. In all jurisdictions, the Common Shares purchased under the ESPP may not be sold until the expiration of a minimum two-year retention period.  The Company pays all administrative costs associated with the ESPP. Senior executives are subject to the same ESPP terms as other employees and their participation is voluntary.

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COMPENSATION DISCUSSION AND ANALYSIS

Executive Share Ownership Policy

The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Company’s shareholders. In that regard, the Board has adopted a formal share ownership policy (the “Executive Share Ownership Policy”) pursuant to which each senior executive is expected to own and maintain ownership of Common Shares or RSUs with a total market value of not less than a specified multiple of the senior executive’s base salary. Senior executives have five years from the date they become subject to the Executive Share Ownership Policy to meet the requirement, after which they must maintain compliance with the requirement for the duration of their employment with the Company.
The following table sets forth the ownership requirements by executive level under the Executive Share Ownership Policy:

Executive Level	Multiple of Base Salary
President and Chief Executive Officer	6 x Base Salary
Executive Vice-Presidents and Divisional Presidents	3 x Base Salary
Senior Vice-Presidents	1.5 x Base Salary

Executives subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s Long-Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of RSUs or the exercise of Options.

Non-Hedging Policy
Pursuant to the Company’s Insider Trading Policy, senior executives, directors and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such senior executive as compensation or held directly or indirectly by the senior executive.

Share Ownership Levels
The table below summarizes the share ownership levels as at January 3, 2016 for the NEOs employed by the Company at the January 3, 2016 fiscal year-end. All of the NEOs are currently in compliance with the ownership requirement of the Executive Share Ownership Policy:
Name	Annual Base Salary(1)	Actual Ownership(2)			Total Ownership as a Multiple Base Salary	Ownership Requirements	Meets Requirement
		($/#)
		Common Shares Beneficially Owned	Unvested Restricted Share Units(3)	Total Ownership
	($)
Glenn J. Chamandy	1,030,000	20,360,668/ (4)	6,685,888/	27,046,556/	26.26 x	6 x Base Salary	Yes
President and Chief Executive Officer		509,144/	167,189/	676,333/
Rhodri J. Harries	700,000	-/	3,120,780/ 78,039/	3,120,780/ 78,039/	4.46 x	3 x Base Salary	Yes
Executive Vice-President, Chief Financial and Administrative Officer
Benito A. Masi	712,760	5,711,932/	1,519,420/	7,231,352/	10.15 x	3 x Base Salary	Yes
Executive Vice-President, Manufacturing		142,834/	37,995/	180,829/

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COMPENSATION DISCUSSION AND ANALYSIS

Name	Annual Base Salary(1)	Actual Ownership(2)			Total Ownership as a Multiple Base Salary	Ownership Requirements	Meets Requirement
		($/#)
		Common Shares Beneficially Owned	Unvested Restricted Share Units(3)	Total Ownership
	($)
Michael R. Hoffman	712,760	2,303,224/	1,519,420/	3,822,644/	5.36 x	3 x Base Salary	Yes
President, Printwear		57,595/	37,995/	95,590/
Eric R. Lehman	712,760	2,631,982/	1,519,420/	4,151,402/	5.82 x	3 x Base Salary	Yes
President, Branded Apparel		65,816/	37,995/	103,811/
(1)
The base salary used to calculate the ownership requirement is as at January 3, 2016. The base salaries of Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars but have been converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840.

(2)
The dollar value of actual ownership is calculated using the value of $39.99, which is the higher of the weighted average closing prices of the Common Shares on the TSX for the five trading days preceding the date of the calculation or the three year average market price of the Common Shares on the TSX.

(3)	These amounts include unvested Performance RSUs and, in the case of Rhodri J. Harries, the amount also includes 62,056 Treasury RSUs.
(4)
In addition to the 509,144 Common Shares owned by Glenn J. Chamandy, 3,000,000 are owned by a family foundation controlled by Mr. Chamandy and are therefore not included in the minimum share ownership calculation.

Risk Assessment of Executive Compensation Program

In fiscal 2015, the Compensation and Human Resources Committee reviewed Gildan’s compensation program, policies and practices in each of the key areas discussed below and did not identify any material risks that are likely to have a material adverse effect on the Company.

•
Incentive plan funding, leverage and caps – Payouts for senior executives under SCORES are based on Gildan’s ROA and EPS performance. These measures were selected to ensure that incentive-based compensation reflects success in achieving internal corporate profitability targets and managing the return on assets. The amount that a senior executive can receive under the SCORES plan is capped at two times the target and there are no guaranteed minimum payouts. In addition, long-term incentive plan vesting conditions are designed to encourage a long-term view of performance and to align the interests of senior executives with shareholder interests.

•
Performance periods – With very limited exceptions, RSUs cliff-vest at the end of a three-year or five-year period, in each case with at least half, and in some cases all, of the award based on Gildan’s ROA performance relative to the S&P/TSX Capped Consumer Discretionary Index. Options vest over a five-year period starting on the second anniversary of the grant date and are valuable only if Gildan’s stock price increases over time. The vesting of equity over various time horizons mitigates against taking short-term risks and aligns senior executives with longer-term shareholder interests.

•
Performance measures – SCORES annual incentive payouts for senior executives are based on the achievement of two corporate performance measures, ROA and EPS. Such measures are based on internal budgets, which are set to ensure that goals are sufficiently challenging but attainable without the need to take inappropriate risks. In addition, a portion of the payouts for participating employees is based on the same corporate performance measures used for the senior executives in order to create alignment and encourage decision-making that is in the best interests of the Company as a whole. The balance of other participating employees’ short-term incentive payouts is based on a mix of individual objectives and divisional objectives set at the beginning of the year.

•
Plan governance and risk mitigation – The Board of Directors retains the authority to reduce or increase the SCORES annual incentive payouts taking into consideration qualitative factors beyond the quantitative financial metrics.  The Executive Share Ownership Policy requires a significant level of share ownership, which aims to ensure that senior executives and other members of senior management are aligned with long-term shareholder interests. The Company’s Insider Trading Policy prohibits senior executives and all other insiders from using financial vehicles, such as hedging instruments, to mitigate the downside risk associated with share-based equity

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COMPENSATION DISCUSSION AND ANALYSIS

grants. Finally, the Chairs of the Audit and Finance Committee and the Compensation and Human Resources Committee each is a member of the other’s committee to ensure the alignment of policies for the assessment of risks.

•
Pay mix – Gildan’s compensation program puts significant weighting on long-term incentives to mitigate the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value. The variable elements of the compensation program (short-term and long-term incentives) represent a percentage of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is also high enough to discourage senior executives from taking unnecessary or excessive risks.

•
Pay for performance – Gildan’s compensation program is based on pay for performance. To ensure that the total direct compensation of senior executives is aligned with the Company’s compensation objectives, Gildan has, from time to time, stress-tested the incentive awards that would be earned by senior executives under various performance scenarios and outcomes. Stress-testing helps determine whether the incentive awards would pay out as anticipated and remain consistent with Gildan’s pay-for-performance philosophy. Gildan has also conducted back-testing analyses in order to assess alignment between executive pay and Company performance.

Named Executive Officers’ Compensation

Appointment of New Executive Vice-President, Chief Financial and Administrative Officer

In anticipation of the retirement of Laurence G. Sellyn during fiscal 2015, Rhodri J. Harries was appointed Executive Vice-President, Chief Financial and Administrative Officer in August 2015. As part of his offer of employment and employment agreement, Mr. Harries was awarded a sign-on incentive payable in three installments of $910,000 in January 2016, January 2017 and January 2018, respectively, in consideration of having foregone the long-term incentives that were granted to him by his previous employer, as well as not being entitled to receive proceeds from the Company’s annual LTIP until November 2018. This sign-on incentive is equal to the value of his first three annual LTIP grants at target. Mr. Harries was also awarded a one-time grant, consisting of Treasury RSUs and Options scheduled to vest in August 2020, as disclosed below in the section entitled “Summary Compensation Table”. Finally, he was awarded an amount of $200,000 payable in 2016 in consideration for the loss of his 2015 short-term incentive award from his former employer.

Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fifteen-month fiscal period ended January 3, 2016, and the fiscal years ended October 5, 2014 and September 29, 2013.
For compensation related to previous years, please refer to the Company’s management information circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

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COMPENSATION DISCUSSION AND ANALYSIS

								Non-Equity Incentive Plan Compensation
Name and Principal Position	Year(1)	Salary		Share-Based Awards(2)		Option-Based Awards(3)		Annual Incentive Plans		Long-Term Incentive Plans	Pension Value(4)		All Other Compensation(5)		Total Compensation
		($)		($)		($)		($)		($)	($)		($)		($)
Glenn J. Chamandy President and Chief Executive Officer	2015	1,277,692		3,558,328	(6)	3,558,779	(6)	647,446	(7)	N/A	64,846		165,084	(8)	9,272,175
	2014	1,019,231		1,499,974		1,500,212		214,039		N/A	51,923		84,028		4,369,407
	2013	849,219		1,208,773		1,208,897		1,601,885		N/A	41,901		80,379		4,991,054
Rhodri J. Harries Executive Vice-President, Chief Financial and Administrative Officer	2015	269,231	(9)	3,223,500	(10)	3,223,520	(11)	73,501	(7)	N/A	11,766		-		6,801,518

Laurence G. Sellyn Former Executive Vice-President, Chief Financial and Administrative Officer	2015	652,091		-	(12)	-	(12)	142,417	(7)	N/A	33,106		1,639,704	(24)	2,467,318
	2014	531,705		-	(12)	-	(12)	48,386		N/A	27,087		699,673		1,306,851
	2013	516,472		506,450	(12)	-	(12)	632,830		N/A	25,780		-		1,681,532
James Kehoe Former Executive Vice-President, Chief Financial and Administrative Officer	2015	73,846	(13)	-	(14)	-	(14)	-		N/A	-	(15)	-		73,846

Benito A. Masi Executive Vice-President, Manufacturing	2015	884,163	(16)	811,857	(6)	811,985	(6)	194,148	(17) (7)	N/A	39,951		308,566	(18)	3,050,670
	2014	573,776	(16)	334,845		334,895		52,214	(17)	N/A	27,082		173,538		1,496,350
	2013	396,830	(16)	178,386		178,399		373,224	(17)	N/A	20,482		164,402		1,311,723
Michael R. Hoffman President, Printwear	2015	884,163	(19)	811,857	(6)	811,985	(6)	194,148	(20) (7)	N/A	47,411		545,240	(21)	3,294,804
	2014	573,776	(19)	334,845		334,895		52,214	(20)	N/A	48,611		375,572		1,719,913
	2013	397,703	(19)	175,394		175,406		374,516	(20)	N/A	21,764		298,104		1,442,887
Eric R. Lehman President, Branded Apparel	2015	884,163	(22)	811,857	(6)	811,985	(6)	194,148	(23) (7)	N/A	49,957		55,782		2,807,892
	2014	573,776	(22)	334,845		334,895		52,214	(23)	N/A	48,903		-		1,344,633
	2013	396,120	(22)	175,394		175,406		374,516	(23)	N/A	20,906		-		1,142,342
(1)	Fiscal 2015 was 65 weeks due to the Company’s change in fiscal year-end, fiscal 2014 was 53 weeks due to the Company’s floating year-end and fiscal 2013 was 52 weeks.
(2)
As presented in the section entitled “Determination of Grants”, for the grants of November 16, 2015, the number of RSUs granted for the share-based awards is determined by dividing the target award (expressed in the NEO’s base salary currency) by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which in the case of the grants of Performance RSUs of November 16, 2015, was $28.53. The value of the share-based awards is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the last trading day before the grant, which in the case of the grants of November 16, 2015, was $38.01. For the previous annual grants, the number of RSUs granted was determined by dividing the target award expressed in Canadian dollars by the higher of the closing price of the Common Shares on the TSX or the NYSE, converted to Canadian dollars using the Bank of Canada closing rate on the last trading day before the grant, which in the case of the annual grants of Performance RSUs of October 6, 2014, was $30.46 (split-adjusted,  with an exchange rate of 1.1259 on October 3, 2014), $24.215 (split-adjusted) for fiscal 2014 (with an exchange rate of 1.0303 on September 27, 2013), and $15.585 (split adjusted) for fiscal 2013 (with an exchange rate of 0.9832 on September 28, 2012). The value of the award is obtained by multiplying the number of units by the share price.

(3)
As presented in the section entitled “Determination of Grants”, since August 2015, the number of Options granted is obtained by dividing the target award (expressed in the NEO’s base salary currency) by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which in the case of the grants of Options of November 16, 2015, was $28.53, multiplied by the Black-Scholes factor of 18.3%. The option-based award value is calculated by multiplying the number of Options granted by the value of the Common Shares on the TSX on the last trading day before the grant, which in the case of the grants of November 16, 2015, was $38.01 multiplied by the Black-Scholes factor. For the grants of November 16, 2015, the Black-Scholes factor was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 0.94%, (iv) volatility (3-year, daily) of 21.6% (capped at 50%) and (v) dividend yield of 0.91%. For the previous annual grants, the number of Options granted was obtained by dividing the target award (expressed in Canadian dollars), by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the last trading date preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on the last trading day before the grant, which was $30.46 (split-adjusted) for the grants of October 6, 2014 (with an exchange rate of 1.1259 on October 3, 2014), $24.215 (split-adjusted) for fiscal 2014 (with an exchange rate of 1.0303 on September 27, 2013), and $15.585 (split-adjusted) for fiscal 2013 (with an exchange rate of 0.9832 on September 28, 2012), multiplied by the Black-Scholes factor (28.8% for the grants of October 6, 2014, 31.7% for fiscal 2014 and 31.7% for fiscal 2013) as at such date. The Black-Scholes factor for the grants of October 6, 2014 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 1.60%, (iv) volatility (3-year, daily) of 32.7% (capped at 50%) and (v) dividend yield of 0.80%. The Black-Scholes factor for fiscal 2014 was calculated based on the following assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 1.87%, (iv) volatility (3-year, daily) of 35.7% (capped at 50%) and (v) dividend yield of 0.77%. The Black-Scholes factor for fiscal 2013 was calculated based on the following

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COMPENSATION DISCUSSION AND ANALYSIS

assumptions: (i) term of seven years, (ii) expected life of five years, (iii) risk-free rate of 1.30%, (iv) volatility (3-year, daily) of 37.7% (capped at 50%) and (v) dividend yield of 0.95%. The option-based award value was calculated by multiplying the number of Options granted by the value of the Common Shares on the TSX on the last trading day before the grant, multiplied by the Black-Scholes factor. The assumptions used to calculate the grant date fair value of option-based awards differ from those used to calculate their accounting fair value, but are consistent with the assumptions used for compensation benchmarking purposes, in order to ensure that Gildan’s long-term incentive grants are market-competitive.

(4)	“Pension Value” only includes employer contributions.
(5)
“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year.  The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable).

(6)	As a result of the change in fiscal year-end and the fifteen-month transition year, these amounts include two annual LTIP grants that were granted on October 6, 2014 and November 16, 2015.
(7)
As described in the section entitled “Short-Term Incentive”, the annual incentive for fiscal 2015 applied only to the twelve-month period from January 5, 2015 to January 3, 2016. None of the NEOs were entitled to an annual incentive for the period from October 6, 2014 to January 4, 2015.

(8)	This amount includes $103,787 for a critical illness policy for fiscal 2015.
(9)	Rhodri J. Harries was hired on August 17, 2015. This amount represents the prorated portion of his base salary from his hiring date up to the end of fiscal 2015. His annual base salary is $700,000.
(10)
This amount includes a one-time grant of Treasury RSUs, as described in the section entitled “Appointment of New Executive Vice-President, Chief Financial and Administrative Officer”. This grant of 61,919 Treasury RSUs cliff vests on August 16, 2020 and is subject to the vesting conditions as described in the section entitled “Performance Measure and Weightings”. The value of this grant is $2,617,316, based on the August 14, 2015 closing price of the Common Shares of $42.27.

(11)
This amount includes a one-time grant of Options, as described in the section entitled “Appointment of New Executive Vice-President, Chief Financial and Administrative Officer”. This grant of 282,737 Options vests on August 17, 2020, has a maximum term of 10 years and an exercise price of $42.27. Its value was established using a Black-Scholes factor of 21.9% calculated based on the following assumptions : (i) term of 10 years, (ii) expected life of 7.5 years, (iii) risk-free rate of 1.073%, (iv) volatility (3-year, daily) of 20.8% (capped at 50%) and (v) dividend yield of 0.80%. The value of this grant is $2,617,333.

(12)
In consideration of his retirement, the addendum to Laurence G. Sellyn’s employment agreement provided that he was to receive 100% of the fiscal 2013 LTIP award in Performance RSUs, as opposed to 50% in Options and 50% in Performance RSUs, due to the fact that Performance RSUs have a shorter vesting period than Options. Mr. Sellyn also received cash payments in lieu of his subsequent annual LTIP awards, namely $678,175 in lieu of the September 30, 2013 grant, $678,175 in lieu of the October 6, 2014 grant, and $903,465 in lieu of the November 16, 2015 grant.

(13)	Actual salary earned from January 1, 2015 to February 13, 2015.
(14)	James Kehoe received a one-time grant of Treasury RSUs and Options upon his hire date of January 1, 2015, which was subsequently cancelled upon his resignation on February 13, 2015.
(15)	No compensatory pension contributions were made for James Kehoe.
(16)
During fiscal 2015, Benito A. Masi’s base salary was paid in U.S. dollars and was US$500,000 at the beginning of the fiscal year and US$515,000 starting February 1, 2015. For fiscal 2014, his base salary amounted to US$509,615 (in consideration of a 53-week fiscal year) and during fiscal 2013, his base salary was partially paid in U.S. dollars due to his relocation in December 2012, and amounted to a total of $396,830 Canadian dollars. It was converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015 of 1.3840 for fiscal 2015, the Bank of Canada closing rate on October 3, 2014 of 1.1259 for fiscal 2014 and the Bank of Canada closing rate on September 27, 2013 of 1.0303 for fiscal 2013.

(17)
The “Annual Incentive Plan” award for fiscal 2015 for Benito A. Masi was paid in U.S. dollars and was converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840. The award for fiscal 2014 for Benito A. Masi was paid in U.S. dollars and was converted to Canadian dollars using the Bank of Canada closing rate on October 3, 2014, the last trading day of fiscal 2014, of 1.1259. The award for fiscal 2013 was partially paid in U.S. dollars due to his relocation in December 2012, and the portion paid in U.S. dollars was converted to Canadian dollars using the Bank of Canada closing rate on September 27, 2013, the last trading day of fiscal 2013, of 1.0303.

(18)
This amount includes US$95,813 for an expatriate international allowance. This amount was converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840.

(19)
During fiscal 2015, Michael R. Hoffman’s base salary was paid in U.S. dollars and was US$500,000 at the beginning of the fiscal year and US$515,000 starting February 1, 2015. For fiscal 2014, his base salary amounted to US$509,615 (in consideration of the 53-week fiscal year) and to US$387,007 for fiscal 2013. It was converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015 of 1.3840 for fiscal 2015, the Bank of Canada closing rate on October 3, 2014 of 1.1259 for fiscal 2014 and the Bank of Canada closing rate on September 27, 2013 of 1.0303 for fiscal 2013.

(20)
The “Annual Incentive Plan” awards for fiscal 2015, fiscal 2014 and fiscal 2013 for Michael R. Hoffman were paid in U.S. dollars and were converted to Canadian dollars on the last day of the fiscal year using the Bank of Canada closing rate on December 31, 2015, of 1.3840 for fiscal 2015, using the Bank of Canada closing rate on October 3, 2014, of 1.1259 for fiscal 2014, and using the Bank of Canada closing rate on September 27, 2013 of 1.0303 for fiscal 2013.

(21)
This amount includes US$108,887 for a Barbados housing and utility allowance, which was converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840.

(22)
During fiscal 2015, Eric R. Lehman’s base salary was paid in U.S. dollars and was US$500,000 at the beginning of the fiscal year and US$515,000 starting February 1, 2015. For fiscal 2014, his base salary amounted to US$509,615 (in consideration of the 53-week fiscal year) and to US$384,471 for fiscal 2013. It was converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015 of 1.3840 for fiscal 2015, the Bank of Canada closing rate on October 3, 2014 of 1.1259 for fiscal 2014, and the Bank of Canada closing rate on September 27, 2013 of 1.0303 for fiscal 2013.

(23)
The “Annual Incentive Plan” awards for fiscal 2015, fiscal 2014 and fiscal 2013 for Eric R. Lehman were paid in U.S. dollars and were converted to Canadian dollars on the last day of the fiscal year, using the Bank of Canada closing rate on December 31, 2015, of 1.3840 for fiscal 2015, using the Bank of Canada closing rate on October 3, 2014, of 1.1259 for fiscal 2014, and using the Bank of Canada closing rate on September 27, 2013 of 1.0303 for fiscal 2013.

(24)   This amount includes the payments of $678,175 and $903,465 described in footnote 12 above.

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COMPENSATION DISCUSSION AND ANALYSIS

To demonstrate the link between NEO compensation and Company performance, the following table shows the total cost of compensation to the NEOs as a percentage of the Company’s net income after tax and as a percentage of the equity market capitalization for fiscal 2015 and 2014:

Fiscal Year	Total Cost of Compensation to Named Executive Officers(1)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization
	(US$)	(%)	(%)
2015	16,856,831	5.5	0.2
2014	15,036,322	4.2	0.2
(1)
The “Total Cost of Compensation to Named Executive Officers” represents the total compensation cost for the Named Executive Officers recognized in the Company’s net earnings for fiscal 2015 and fiscal 2014 in accordance with International Financial Reporting Standards.  The amounts recognized in net earnings for Named Executive Officer compensation other than share-based awards consist of the sum of the amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation”, “Pension Value” and “All Other Compensation”, converted to U.S. dollars using exchange rates in effect during the fiscal year (0.8093 for fiscal 2015 and 0.9280 for fiscal 2014).  The amounts recognized in net earnings for Named Executive Officer share-based compensation are based on the recognition of the total compensation cost of share-based awards over their vesting periods, in accordance with the Company’s accounting policy for share-based payments as disclosed in note 3 to the Company’s consolidated financial statements for the fiscal year ended January 3, 2016.  The compensation cost for Performance RSUs is converted to U.S. dollars in the Company’s consolidated financial statements based on exchange rates in effect during the fiscal year (0.8093 for fiscal 2015 and 0.9280 for fiscal 2014).  The compensation cost for option-based awards and Treasury RSUs is converted to U.S. dollars in the Company’s consolidated financial statements based on the exchange rates that were in effect at the date of the granting of the awards.

Short-Term Incentive Plan Awards

Non-Equity Incentive (SCORES) Award for Calendar Year 2015
In Calendar Year 2015, actual payouts as a percentage of base salary, and actual awards under SCORES were as follows:
Name(1)	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)	Actual Payout as a Percentage of Salary	Actual Award
Glenn J. Chamandy	150%	0-300%	63.0%	$647,446
Rhodri J. Harries	65%	0-130%	27.3%	$73,501
Laurence G. Sellyn	65%	0-130%	27.3%	$142,417
Benito A. Masi	65%	0-130%	27.3%	$194,148
Michael R. Hoffman	65%	0-130%	27.3%	$194,148
Eric R. Lehman	65%	0-130%	27.3%	$194,148
(1)	James Kehoe was no longer employed by the Company at the time of the SCORES payout for Calendar Year 2015.

The Company’s Calendar Year 2015 ROA, at 14.9%, fell between the target ROA value of 15.3% and the minimum threshold value, and the Company’s adjusted EPS for Calendar Year 2015 fell below the minimum threshold value. Consequently, the short-term incentive payout to Named Executive Officers for Calendar Year 2015 was 42% of each NEO’s target payout, which resulted in the actual payouts as indicated in the table above.

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COMPENSATION DISCUSSION AND ANALYSIS

Long-Term Incentive Plan Awards

Share-Based and Option-Based Awards in 2015

The following table presents the total value of annual awards granted and still outstanding to NEOs under the LTIP in fiscal 2015:

Name	Grant Date	Base Salary at Grant Date		Target Awards (% of Base Salary)	Mix of Options and Performance RSUs (% of Base Salary)				Value of Options and Performance RSUs Granted(1)				Total Value
					Options		RSUs		Options		RSUs(2)
Glenn J. Chamandy	Oct. 6, 2014	$1,000,000		300%	150%		150%		$1,500,410		$1,499,972		$3,000,382
Glenn J. Chamandy	Nov. 16, 2015	$1,030,000		300%	150%	(3)	150%	(3)	$2,058,369		$2,058,356		$4,116,725
Rhodri J. Harries	Nov. 16, 2015	$700,000		130%	65%	(3)	65%	(3)	$606,187		$606,183		$1,212,370
Laurence G. Sellyn	N/A	$521,673		-	0%	(4)	0%	(4)	$0	(4)	$0	(4)	$0
Benito Masi	Oct. 6, 2014	$562,950	(5)	130%	65%		65%		$366,005		$365,886		$731,891
Benito Masi	Nov. 16, 2015	US$515,000	(6)	130%	65%		65%		$445,980		$445,971		$891,951
Michael R. Hoffman	Oct. 6, 2014	$562,950	(5)	130%	65%		65%		$366,005		$365,886		$731,891
Michael R. Hoffman	Nov. 16, 2015	US$515,000	(6)	130%	65%		65%		$445,980		$445,971		$891,951
Eric R. Lehman	Oct. 6, 2014	$562,950	(5)	130%	65%		65%		$366,005		$365,886		$731,891
Eric R. Lehman	Nov. 16, 2015	US$515,000	(6)	130%	65%		65%		$445,980		$445,971		$891,951
(1)	For the calculation methodology, please refer to footnotes 2 and 3 in the Summary Compensation Table.
(2)	Performance RSUs are Non-Treasury RSUs that have the potential to vest at a maximum of 200% of the actual number of RSUs held at the vesting date.
(3)
Since grant levels of RSUs and Options are now determined based on the U.S. dollar closing price of the Common Shares (see above in the section entitled “Determination of Grants”), the percentage for NEOs paid in Canadian dollars serves as the base for the calculations, but the effective percentage of base salary that the award represents will fluctuate positively or negatively, based on the then applicable exchange rate.

(4)	As described in footnote 12 of the Summary Compensation Table, Laurence G. Sellyn was paid cash in lieu of his annual LTIP awards of October 6, 2014 and November 16, 2015.
(5)
For the annual LTIP grant of October 6, 2014, the base salaries of Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are represented in Canadian dollars but are paid in U.S. dollars and were converted to Canadian dollars using the Bank of Canada closing rate on October 3, 2014, the last trading day of fiscal 2014, of 1.1259.

(6)
For the annual LTIP grant of November 16, 2015, the base salaries of Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are represented in U.S. dollars since grant levels of RSUs are now determined based on the U.S. dollar closing price of the Common Shares (see above in the section entitled “Determination of Grants”).

Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during the fifteen-month fiscal period ended January 3, 2016. The amounts for Glenn J. Chamandy include the vesting of his special one-time equity grant, which was awarded on October 2, 2009 and consisted of 819,422 Options and 403,194 Treasury RSUs. The purpose of the award was intended to recognize Mr. Chamandy’s extraordinary importance to the future success of the Company and to the achievement of its long‐term strategic plan objectives over the five-year vesting period. The award was entirely performance-contingent, as half of the award was granted in premium-priced Options while the other half was granted in Treasury RSUs, based entirely on the Company’s performance relative to its long-term strategic plan for the period. The Treasury RSU award vested on January 16, 2015 and the Options vested on February 5, 2015.

Name	Option-Based Awards - Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES)
	($)	($)	($)
Glenn J. Chamandy	24,825,461 (3)	21,682,141 (4)	647,446
Rhodri J. Harries	-	-	73,501
Laurence G. Sellyn	443,701	2,685,951	142,417

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COMPENSATION DISCUSSION AND ANALYSIS

Name	Option-Based Awards - Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES)
	($)	($)	($)
Benito A. Masi	682,507	946,016	194,148	(5)
Michael R. Hoffman	672,987	930,146	194,148	(5)
Eric R. Lehman	686,786	930,146	194,148	(5)
(1)
“Option-Based Awards Value Vested During the Year” represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day) and the exercise price. For the September 30, 2015 vesting, the closing price of the Common Shares on the TSX was $40.28. For the October 1, 2015 vesting, the closing price of the Common Shares on the TSX was $39.88. For the October 3, 2015 vesting and the October 4, 2015 vesting, the closing price of the Common Shares on the TSX was $39.65. It also includes the special one-time grant of Options to Glenn J. Chamandy that vested on February 5, 2015 as described above.

(2)
“Share-Based Awards Value Vested During the Year” includes the vesting of Performance RSUs on September 30, 2015, as well as the vesting of the special one-time award of Treasury RSUs for Glenn J. Chamandy as described above. The Performance RSUs were granted on October 1, 2012 as part of the fiscal 2013 annual LTIP awards and vested at 200%. For the Performance RSUs, the value is calculated by multiplying the number of Performance RSUs held by the Named Executive Officer at the vesting date, by the closing price of the Common Shares on the TSX on the vesting date, which was $40.28 on September 30, 2015.

(3)
Includes the special one-time award of 819,422 Options granted on October 2, 2009, which vested on February 5, 2015, calculated based on the closing price of the Common Shares on the TSX of $36.435 (split-adjusted).

(4)
Includes the special one-time award of Treasury RSUs granted on October 2, 2009, which vested on January 16, 2015. The original award was 403,194 and between grant date and the vesting date, 15,942 RSU Dividends were granted in respect to this award. The value of the vested award was determined using the price of $36.435 (split-adjusted), the closing price of the Common Shares on the TSX on February 5, 2015, the first day of the trading window immediately following January 16, 2015.

(5)
Non-equity incentive awards for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars and were converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840.

Options Exercised During the Year

During the fifteen-month 2015 fiscal period NEOs exercised the following Options:
Name	Number of Options Exercised	Option Exercise Price	Gain Realized(1)
	(#)	($)	($)
Glenn J. Chamandy	45,010	11.75	1,257,865
	40,036	10.06	1,179,887
	100,000	11.07	2,833,275
	200,000	11.07	5,608,445
	200,000	11.07	5,601,551
	200,000	11.07	5,817,699
	119,422	11.07	3,539,071
	43,924	14.32	1,105,699
	14,642	14.32	384,979
	160,618	13.60	4,352,749
	122,346	15.59	2,984,780
	48,858	24.22	805,497
Laurence G. Sellyn	8,178	10.06	216,226
	5,982	14.32	132,681
	11,216	13.60	256,848
	5,982	14.32	158,982
	11,216	13.60	306,988
Benito A. Masi	15,328	11.75	428,087
Michael R. Hoffman	12,494	11.75	311,643

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COMPENSATION DISCUSSION AND ANALYSIS

Name	Number of Options Exercised	Option Exercise Price	Gain Realized(1)
	(#)	($)	($)
Eric R. Lehman	3,936	10.06	115,099
	3,242	14.32	81,245
	8,208	13.60	211,489
	8,876	15.59	211,028
(1)
The gain realized is calculated based on the difference between the market value of the Common Shares upon exercise and the exercise price of the Options (split-adjusted), multiplied by the number of exercised Options.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all Option-based and Common Share-based awards outstanding to NEOs as at January 3, 2016 the last day of the fifteen-month 2015 fiscal period:

Name	Option-Based Awards						Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(2)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (3)	Market or Payout Value of Share-Based Awards That Have Not Vested(4)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
		(#)		($)		($)		(#)	($)	($)
Glenn J. Chamandy	Nov 16, 2015	295,920		38.01	Nov 15, 2022	393,574	Nov 16, 2015	54,273	2,135,100	-
	Oct 6, 2014	171,036		30.46	Oct 5, 2021	1,518,800	Oct 6, 2014	49,782	1,958,424	-
	Sep 30, 2013	146,580		24.22	Sep 29, 2020	2,217,023	Sep 30, 2013	63,134	2,483,692	-
	Oct 1, 2012	122,348		15.59	Sep 30, 2019	2,906,377	-	-	-	-
	Oct 3, 2011	53,540		13.60	Oct 2, 2018	1,378,120	-	-	-	-
Rhodri J. Harries	Nov 16, 2015	87,148		38.01	Nov 15, 2022	115,907	Nov 16, 2015	15,983	628,771	-
	Aug 17, 2015	282,737	(5)	42.27	Aug 16, 2025	-	Aug 17, 2015	62,056 (6)	2,441,283	-
Laurence G. Sellyn	Oct 3, 2011	11,216	(7)	13.60	Oct 2, 2018	288,700	-	-	-	-
Benito A. Masi	Nov 16, 2015	64,116		38.01	Nov 15, 2022	85,274	Nov 16, 2015	11,759	462,599	-
	Oct 6, 2014	41,722		30.46	Oct 5, 2021	370,491	Oct 6, 2014	12,143	477,706	-
	Sep 30, 2013	43,628		24.22	Sep 29, 2020	659,874	Sep 30, 2013	14,093	554,419	-
	Oct 1, 2012	36,110		15.59	Sep 30, 2019	857,793	-	-	-	-
	Oct 3, 2011	31,604		13.60	Oct 2, 2018	813,487	-	-	-	-
	Oct 4, 2010	12,964		14.32	Oct 3, 2017	324,359	-	-	-	-
	Oct 5, 2009	17,724		10.06	Oct 4, 2016	518,959	-	-	-	-
Michael R. Hoffman	Nov 16, 2015	64,116		38.01	Nov 15, 2022	85,274	Nov 16, 2015	11,759	462,599	-
	Oct 6, 2014	41,722		30.46	Oct 5, 2021	370,491	Oct 6, 2014	12,143	477,706	-
	Sep 30, 2013	43,628		24.22	Sep 29, 2020	659,874	Sep 30, 2013	14,093	554,419	-
	Oct 1, 2012	35,504		15.59	Sep 30, 2019	843,398	-	-	-	-
	Oct 3, 2011	31,878		13.60	Oct 2, 2018	820,540	-	-	-	-
	Oct 4, 2010	11,762		14.32	Oct 3, 2017	294,285	-	-	-	-
	Oct 5, 2009	17,074		10.06	Oct 4, 2016	499,927	-	-	-	-
Eric R. Lehman	Nov 16, 2015	64,116		38.01	Nov 15, 2022	85,274	Nov 16, 2015	11,759	462,599	-
	Oct 6, 2014	41,722		30.46	Oct 5, 2021	370,491	Oct 6, 2014	12,143	477,706	-
	Sep 30, 2013	43,628		24.22	Sep 29, 2020	659,874	Sep 30, 2013	14,093	554,419	-
	Oct 1, 2012	26,628		15.59	Sep 30, 2019	632,548	-	-	-	-
	Oct 3, 2011	16,418		13.60	Oct 2, 2018	422,599	-	-	-	-
	Oct 4, 2010	3,242		14.32	Oct 3, 2017	81,115	-	-	-	-
(1)
The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” (Treasury RSUs, Performance RSUs and RSU Dividends) represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of Performance RSUs shown is at target (100% vesting).

(2)
“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (December 31, 2015) of $39.34 and the exercise price of the Options, multiplied by the number of unexercised Options.

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COMPENSATION DISCUSSION AND ANALYSIS

(3)
“Number of Shares or Units of Shares that Have Not Vested” includes all grants of RSU Dividends. During fiscal 2015, Glenn J. Chamandy was awarded 120, 538 and 684 RSU Dividends in respect of his awards granted on November 16, 2015, October 6, 2014 and September 30, 2013, respectively. During fiscal 2015, Rhodri J. Harries was awarded 35 and 137 RSU Dividends in respect of his award dated November 16, 2015 and August 17, 2015, respectively. During fiscal 2015, Benito A. Masi was awarded 26, 131 and 152 RSU Dividends in respect of his awards granted on November 16, 2015, October 6, 2014 and September 30, 2013, respectively. During fiscal 2015, Michael R. Hoffman was awarded 26, 131 and 152 RSU Dividends in respect of his awards granted on November 16, 2015, October 6, 2014 and September 30, 2013, respectively. During fiscal 2015, Eric R. Lehman was awarded 26, 131 and 152 RSU Dividends in respect of his awards granted on November 16, 2015, October 6, 2014 and September 30, 2013, respectively.

(4)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined at target (100%) by multiplying the number of RSUs (Treasury RSUs, Performance RSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (December 31, 2015) of $39.34. At maximum vesting (200%), the Performance RSUs granted on November 16, 2015 to Messrs. Chamandy, Harries, Masi, Hoffman and Lehman would have payout values of $4,270,200, $1,257,542, $925,198, $925,198 and $925,198, respectively. At maximum vesting (200%), the Performance RSUs granted on October 6, 2014 to Messrs. Chamandy, Masi, Hoffman and Lehman would have payout values of $3,916,848, $955,412, $955,412 and $955,412, respectively. At maximum vesting (200%), the Performance RSUs granted on September 30, 2013 to Messrs. Chamandy, Masi, Hoffman and Lehman would have payout values of $4,967,384, $1,108,838, $1,108,838, and $1,108,838, respectively.

(5)	This is the one-time award of Options described in section entitled “Appointment of New Executive Vice-President, Chief Financial and Administrative Officer”.
(6)
This is the one-time award of Treasury RSUs described in the section entitled “Appointment of New Executive Vice-President, Chief Financial and Administrative Officer”. The original award of Treasury RSUs was 61,919. Between the grant date and December 31, 2015, 137 RSU Dividends have been granted in respect of this award.

(7)
Pursuant to the addendum to his employment agreement, Laurence G. Sellyn has the right to have all unvested Options continue to vest in accordance of the terms of their respective option agreements until the earlier of 36 months following his retirement date and the original expiry date in respect of such Options.

Employment and Change of Control Agreements

The Company has entered into employment agreements (the “Employment Agreements”) and change of control agreements (the “Change of Control Agreements”) with the Named Executive Officers in order to provide its senior executives with certainty as to their employment conditions and benefits, including in the event of termination without cause and a change of control.

In 2015, the Compensation and Human Resources Committee engaged Mercer to conduct a benchmarking review of the severance provisions applicable to the NEOs to ensure that they are aligned with current market practices. As a consequence of the review, the conditions applicable to the NEOs upon a termination of employment and a change of control were amended and are now as set forth below.

Employment Agreements

The Employment Agreements provide that the Company will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Company’s policies.

The Employment Agreements have an indefinite term. Nonetheless, the Company may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Harries, Masi, Hoffman and Lehman.

Each Employment Agreement provides that if the Company terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

•
An amount equal to 36 months’ base salary in the case of Mr. Chamandy, 24 months’ base salary in the case of Messrs. Harries and Masi, and 18 months’ base salary in the case of Messrs. Hoffman and Lehman (in each case the “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period.

•	An amount equal to the target bonus established under the annual incentive plan in effect at the time of termination for the duration of the applicable Termination Period.

•	Any unpaid earned and/or accrued bonus and, in the case of Mr. Harries any unpaid portion of the sign-on incentive.

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COMPENSATION DISCUSSION AND ANALYSIS

•	Continuation of group insurance benefits and executive medical benefits (except short-term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier.

•
The right to exercise all vested Options within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Harries, Masi, Hoffman and Lehman. Mr. Chamandy also has the right to exercise all Options that subsequently vest within such 180-day period.

•
The right to redeem all Performance RSUs on a pro-rated basis subject to the attainment of the applicable performance objectives determined at the date of termination and, in the case of Mr. Harries, the right to redeem the time-based portion of his one-time Treasury RSU award.  All other RSU awards vest in accordance with the terms of the LTIP and their corresponding award agreements. Mr. Chamandy also has the right to receive all RSUs which vest within 180 days following the termination date.

•	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

The following table shows the estimated incremental payments triggered pursuant to the termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Position	Incumbent	Termination Provisions Value(1) (2) (3) (4)
President and Chief Executive Officer	Glenn J. Chamandy	$10,774,000
Executive Vice-President, Chief Financial and Administrative Officer	Rhodri J. Harries	$6,315,000	(5)
Executive Vice-President, Manufacturing	Benito A. Masi(6)	$3,030,000
President, Printwear	Michael R. Hoffman(6)	$2,457,000
President, Branded Apparel	Eric R. Lehman(6)	$2,444,000
(1)	The termination values assume that the triggering event took place on December 31, 2015, the last business day of fiscal 2015.
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on December 31, 2015, the last trading day of fiscal 2015, of $39.34.
(3)
For fiscal 2015, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)	Performance RSUs are calculated as if vesting occurred at 100%. However, depending on attainment level of performance objectives, such RSUs have the possibility to vest in a range of 0-200%.
(5)
$1,220,642 of the termination value represents the time-based portion of the special one-time grant of Treasury RSUs which are scheduled to vest in August 2020. See the section entitled “Appointment of New Executive Vice-President, Chief Financial and Administrative Officer”.

(6)
All data for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840.

Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Company’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Company’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Company’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Company.

Change of Control Agreements

Pursuant to the Change of Control Agreements with each of the Named Executive Officers, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Company until the earliest of:

•           365 days from the date of the potential change of control;

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COMPENSATION DISCUSSION AND ANALYSIS

•	His termination of employment by death or disability or, in the case of Messrs. Harries, Masi, Hoffman and Lehman, by death, disability or for cause; or

•	His termination of employment by the Company without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Company terminates the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholdings:

•	An amount equal to the executive’s full base salary through the date of termination.

•	An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Masi, Lehman and Hoffman (in each case the “Severance Period”).

•	A one-time payment in lieu of the participation in the annual incentive plan, calculated at target on the applicable Severance Period.

•	Any unpaid earned and/or accrued bonus and, in the case of Mr. Harries, any unpaid portion of the sign-on incentive.

•
All outstanding Options will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for 180 days in the case of Mr. Chamandy and for 90 days in the case of Messrs. Harries, Masi, Hoffman and Lehman.

•
All outstanding Performance RSUs will be deemed to have vested at the date of termination of the executive’s employment, subject to the attainment of the applicable performance objectives determined at the date of termination. All other RSU awards will be deemed to have vested at the termination date.

•	Continuation of the same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier.

•	Any earned but unused vacation days.

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to all of the benefits listed above.

The following table shows estimated incremental payments triggered pursuant to a change of control of the Company in accordance with the change of control provisions described above as well as those set forth in the LTIP.

Position	Incumbent	Change of Control Provisions Value(1) (2) (3) (4) (5)
President and Chief Executive Officer	Glenn J. Chamandy	$23,017,000
Executive Vice-President, Chief Financial and Administrative Officer	Rhodri J. Harries	$8,257,000	(6)
Executive Vice-President, Manufacturing	Benito A. Masi	$5,484,000	(7)
President, Printwear	Michael R. Hoffman	$5,511,000	(7)
President, Branded Apparel	Eric R. Lehman	$5,503,000	(7)
(1)	The termination values assume that the triggering event took place on December 31, 2015, the last business day of fiscal 2015.
(2)	Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on December 31, 2015, the last trading day of fiscal 2015 of $39.34.

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COMPENSATION DISCUSSION AND ANALYSIS

(3)
For fiscal 2015, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(4)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on December 31, 2015, regardless of the number of days allowed to exercise or redeem them.
(5)	Performance RSUs are calculated as if vesting occurred at 100%. However, depending on attainment level of performance objectives, such RSUs have the possibility to vest in a range of 0-200%.
(6)
$2,441,283 of the termination value includes the value of the special one-time grants of Options and Treasury RSUs which are scheduled to vest in August 2020. See the section entitled “Appointment of New Executive Vice-President, Chief Financial and Administrative Officer”.

(7)
All data for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using the Bank of Canada closing rate on December 31, 2015, the last trading day of fiscal 2015, of 1.3840.

Summary
The Compensation and Human Resources Committee is satisfied that the Company’s current senior executive compensation policies, programs and levels of compensation as disclosed in the section entitled “Compensation of Senior Executives” of this Circular are aligned with the Company’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Company’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on March 9, 2016.
Sheila O’Brien, Chair

Russell Goodman

Russ Hagey

George Heller
Anne Martin-Vachon

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildan.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.

As a Canadian reporting issuer with securities listed on the TSX and the NYSE, Gildan continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on February 25, 2016 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.

Gildan also complies with Multilateral Instrument 52-110 (Audit Committees) (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 25, 2016 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.

Gildan also complies with Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

Our Board of Directors has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance and Social Responsibility Committee.

Independence of Directors

Majority of Directors are Independent

To better align the interests of the Board with those of Gildan’s shareholders, eight of the nine current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are William D. Anderson, Donald C. Berg, Russell Goodman, Russ Hagey, George Heller, Anne Martin-Vachon, Sheila O’Brien, and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

Independent Chair of the Board

The Company’s Board is led by a non-executive, independent Chairman, which we believe contributes to the Board’s ability to function independently of management and provide effective oversight. William D. Anderson has been a director of the Company since May 2006 and became the Chairman of the Board in February 2012.  As Chairman of the Board, Mr. Anderson is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Interlocking Directorships

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy to limit interlocking directorships. Accordingly, unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. None of the director nominees has served together as directors on any outside boards during the Company’s most recently completed fiscal year. The public company directorships of all director nominees are described under the section entitled “Election of Directors - Nominees” of this Circular.

Conflicts of Interest

In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a committee thereof at the beginning of the Board or committee meeting. A director who is in a potential conflict of interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.

Formal Board Mandate

The Board has adopted a formal mandate, which states that the Board is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is attached to this Circular as Schedule “A” and is also available on the Company’s website at www.gildan.com.

Board of Directors Fiscal 2015 Highlights
During fiscal 2015, the Board of Directors, in accordance with its mandate and working plan, accomplished among other things the following:
Strategic Planning
✓Held a special meeting to review and discuss the Company’s long-term strategic plan
✓Received quarterly updates from the President and Chief Executive Officer on the implementation of the Company’s long-term strategic plan
✓Reviewed and approved the Company’s acquisition of the assets of Comfort Colors, a leading supplier of garment-dyed undecorated basic t-shirts and sweatshirts
✓Held a special meeting to review and approve the Company’s fiscal 2016 capital and operating budgets
✓Discussed the Company’s capital structure and utilization of cash, resulting in decisions to increase the quarterly cash dividend and to initiate a normal course issuer bid
✓Received a report on the Company’s enterprise risk management program
✓Reviewed matters related to M&A activity
Management Oversight
✓Received quarterly reports from management on the key aspects of the Company’s business and operations, including Printwear and Branded Apparel sales, yarn-spinning and apparel manufacturing, cotton and yarn purchasing, and integration of acquisitions
✓Received quarterly updates on all capital investments
✓Reviewed and approved the Company’s planned major investments in textile facilities in Honduras
✓Received monthly updates on the Company’s financial results

Board Committees
✓Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval
✓Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval
✓Received quarterly reports from the Corporate Governance and Social Responsibility Committee on matters discussed at its meetings and recommendations for Board approval
✓Reviewed each of the Audit and Finance Committee’s, Compensation and Human Resources Committee’s and Corporate Governance and Social Responsibility Committee’s mandate and working plan
Board Matters
✓Reviewed the Board’s mandate and working plan
✓Set Board objectives for fiscal 2015 and reviewed its performance against those objectives
✓Set new Board objectives for fiscal 2016

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Formal Position Descriptions

The Board has adopted formal position descriptions for the Chairman of the Board and the Board committee chairs, as well as for the President and Chief Executive Officer.

Chairman of the Board

The position description of the Chairman of the Board requires that the Board is to be chaired by an independent director. His key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Chairman of the Board regularly reviews with the Corporate Governance and Social Responsibility Committee the size and composition of the Board and its committees to promote continuity as well as efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance and Social Responsibility Committee to oversee the development of corporate governance principles applicable to the Company. Effective July 30, 2015, and subject to the Board term limits and retirement policy, the Chairman of the Board serves for a term of five years, renewable for up to an additional five years at the discretion of the Board.

Committee Chairs

The position descriptions of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance the committee’s effectiveness and must oversee the Committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their Committee and make recommendations as necessary or appropriate. Effective July 30, 2015, and subject to the Board term limits and retirement policy, each committee chair serves for a term of five years, renewable for up to an additional two years at the discretion of the Board.

Mandate of the President and Chief Executive Officer

As is provided in the formal position of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Company’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations, such as all material transactions.

The Compensation and Human Resources Committee, together with the Chairman of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors

The Board has adopted a policy forming part of its Corporate Governance Guidelines which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation

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to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Social Responsibility Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board

To assist in exercising its responsibilities, the Board has established three standing committees: the Audit and Finance Committee, the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee. Each committee has a mandate that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its mandate on an annual basis and recommends changes for approval by the Board. The mandates are available on the Company’s website at www.gildan.com.

Audit and Finance Committee

The Audit and Finance Committee is responsible for overseeing the Company’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.

In its oversight of financial reporting, the Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The Committee is also required to review with management that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States, as well as the use of any pro-forma or non-GAAP information. In addition, the Committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.

In its monitoring of risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control over financial reporting. The Committee is also required to oversee the processes in place to identify business risks and opportunities and oversee the implementation of processes to manage such risks and opportunities.

In its monitoring of internal auditors, the Committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the Committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.

In its monitoring of external auditors, the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The Committee is also in charge of overseeing all relationships between the external auditors and the Company, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the Committee and to the Board. The Committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Company’s accounting principles.

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Pursuant to the Committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. The Committee also meets separately with management at least once a quarter, and more frequently as required.

Because of the Audit and Finance Committee’s demanding role and responsibilities, the Committee’s mandate provides that the Chairman of the Board, together with the Corporate Governance and Social Responsibility Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity and make a recommendation to the Board. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

Audit and Finance Committee Fiscal 2015 Highlights
During fiscal 2015, the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Financial Reporting
✓Monitored the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor
✓Reviewed the Company’s annual and quarterly consolidated financial statements, including the Company’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities
✓Received regular updates on new developments relating to International Financial Reporting Standards and other regulatory developments impacting financial reporting and the external audit and segmented reporting
✓Reviewed the external auditors’ quarterly review engagement report
✓Reviewed the results of the fiscal 2015 external audit
Risk Management and Internal Controls
✓Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon
✓Reviewed the Company’s capital structure and utilization of cash and recommended to the Board an increase in the quarterly cash dividend and the initiation of a normal course issuer bid
✓Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget

✓Oversaw the execution of the fiscal 2015 internal audit plan and the development of the internal audit plan for fiscal 2016
✓Reviewed the Company’s insurance coverage
✓Reviewed the Company’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates
✓Received quarterly reports on employee complaints made through the Company’s whistleblowing hotline
External Auditors
✓Evaluated and monitored the qualifications, performance and independence of the Company’s external auditors, including representations by the external auditors describing their internal quality-control procedures
✓Reviewed the fees paid by the Company to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors
✓Discussed with the external auditors the quality, appropriateness and disclosure of the Company’s accounting policies
Committee Matters
✓Set Committee objectives for fiscal 2015 and reviewed its performance against those objectives
✓Set new Committee objectives for fiscal 2016
✓Reviewed amendments to the Committee’s mandate and working plan

Currently, Russell Goodman serves on the audit committees of three public companies in addition to Gildan. The Board has determined, in light of Mr. Goodman’s extensive knowledge and experience as well as his ability to devote the time required to serve on the Board and its committees, that this simultaneous service does not impair his ability to function as Chairman of the Audit and Finance Committee.

As required in its mandate, the Audit and Finance Committee is composed only of independent directors. The five current members of the Committee are Russell Goodman, who assumed the position of Committee Chair in February 2012, Sheila O’Brien, Donald C. Berg, Russ Hagey and Gonzalo F. Valdes-Fauli. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the

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CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the Chair of the Compensation and Human Resources Committee, Sheila O’Brien, to be a member.

Corporate Governance and Social Responsibility Committee

The Corporate Governance and Social Responsibility Committee is responsible for monitoring the composition and performance of the Board and its committees. The Committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Company’s circumstances and needs. The Committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members.  In addition, the Committee reviews and recommends improvements to the Company’s governance principles and monitors the disclosure of such principles.

Furthermore, the Committee is responsible for overseeing policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations. The Committee also oversees the Company’s public reporting on its policies and practices with respect to corporate social responsibility matters.

As required in its mandate, the Corporate Governance and Social Responsibility Committee is composed of only independent directors. The four current members of the Committee are Gonzalo F. Valdes-Fauli, who assumed the position of Committee Chair in February 2013, George Heller, Donald C. Berg and Anne Martin-Vachon.

Corporate Governance and Social Responsibility Committee Fiscal 2015 Highlights
During fiscal 2015, the Corporate Governance and Social Responsibility Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Composition and Performance of the Board and its Committees
✓Discussed the size and composition of the Board
✓Reviewed the directors’ skills matrix
✓Conducted its annual review of the performance and effectiveness of the Board, the Board Committees, committee chairs and Board members, including the Chairman of the Board
Corporate Governance Matters
✓Monitored regulatory developments in corporate governance as well as best practices and updated the Company’s Governance Guidelines
✓Reviewed and approved the Board Diversity Policy
✓Reviewed and approved the Statement of Corporate Governance Practices included in this Circular

✓Received reports on compliance matters during fiscal 2015, including compliance with the Company’s Code of Ethics and Code of Conduct and other key company policies
✓Reviewed and approved amendments to the Insider Trading Policy
Social Responsibility Matters
✓Received regular reports on the Company’s corporate social responsibility program and initiatives
Committee Matters
✓Set Committee objectives for fiscal  2015 and reviewed its performance against those objectives
✓Set new Committee objectives for fiscal 2016
✓Reviewed the Committee’s mandate and working plan as well as the mandates of each of the Board and committee chairs

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation and reviewing the Company’s human resources practices generally. The Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, reviews the evaluation of their performance and recommends their compensation. Furthermore, the Committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Company can attract, motivate and retain senior executives and personnel who exhibit high standards of integrity, as well as competence. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of senior executives’ compensation to both the short-term and longer-term performance of the Company and that take into account the advantages and risks associated with each compensation method. The Committee is also responsible for overseeing risk identification and management in relation to compensation policies and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Furthermore, the Committee evaluates and monitors the independence and objectivity of the compensation consultant it retains to provide

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advice on executive compensation matters. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.

As required in its mandate, the Compensation and Human Resources Committee is composed only of independent directors. The five current members of the Committee are Sheila O’Brien, who assumed the position of Committee Chair in February 2013, Russell Goodman, Russ Hagey, George Heller and Anne Martin-Vachon.  None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the Chair of the Audit and Finance Committee, Russell Goodman, to be a member. The Board believes that the Committee collectively has the knowledge, experience and background required to fulfil its mandate (see the section entitled “Determining Compensation” under the heading “Compensation and Human Resources Committee” for more information on each Committee member’s skills and experience that is relevant to serving on the Committee).

Compensation and Human Resources Committee Fiscal 2015 Highlights
During fiscal 2015, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Compensation Program
✓Reviewed and approved the corporate financial factor for the fiscal 2015 short-term incentive compensation for senior management and set the target for fiscal 2016
✓Examined each element of executive compensation to confirm that it rewards the creation of shareholder value and reflects an appropriate balance between the short-term and longer-term performance of the Company
✓Received the results of an executive compensation review by Mercer
✓Received a report from management on executive compensation risk and mitigation factors, including the results of stress-testing and back-testing of the executive compensation program
✓Received a report on trends in compensation practices and regulatory developments
✓Reviewed and approved the Committee’s Report on Executive Compensation included in this Circular
✓Received regular reports on employee turnover and health and safety matters
✓Evaluated and monitored the independence and objectivity of the compensation consultant

Organizational and Succession Planning
✓Reviewed the status of organizational capacity, planning and development to support the Company’s strategic business plan
✓Reviewed the succession plans for the CEO and other senior executives, including the processes to identify, develop and retain the talent of outstanding personnel
✓Discussed a strategic approach to diversity in senior management and throughout the Company
CEO Performance Assessment and Compensation
✓In collaboration with the Board, the Committee reviewed the performance goals and objectives of the CEO for fiscal 2015, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation
Committee Matters
✓Set Committee objectives for fiscal 2015 and reviewed its performance against those objectives
✓Set new Committee objectives for fiscal 2016
✓Reviewed the Committee’s mandate and working plan

Board and Committee Meetings

Working Plans

The Board and its committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and committee mandates, allowing the Board and its committees to plan and monitor the fulfilment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called.

Meeting Attendance

The Company expects its directors to commit sufficient time and effort to its business and encourages all directors to attend as many meetings of the Board and its committees as possible. In fact, in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings on a non-voting basis. As set forth in the Corporate Governance Guidelines, Directors are expected to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings of the committees on which they sit. Directors are required to attend a minimum of 75% of Board and committee meetings held in a fiscal year, except

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where the Corporate Governance and Social Responsibility Committee determines that there were extenuating circumstances that prevented the director from meeting this attendance requirement. Board and Board committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance.

The following table provides the record of attendance by each director at meetings of the Board and its committees during fiscal 2015:
Record of Attendance by Directors for the Fifteen-Month Transition Year Ended January 3, 2016
			Board Committees
Directors	Board of Directors		Audit and Finance		Corporate Governance and Social Responsibility		Compensation and Human Resources		Overall Committee Meeting Attendance		Overall Attendance
	10 Meetings		5 meetings		5 meetings		5 meetings
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%

William D. Anderson(1)	10/10(0)	100	-	-	-(0)	-	-(0)	-	-(0)	-	10/10	100
Glenn J. Chamandy(2)	10/10(0)	100	-	-	-(0)	-	-(0)	-	-(0)	-	10/10	100
Donald C. Berg(3)	4/5(0)	80	4/4	100	4/4(0)	100	-(0)	-	8/8(0)	100	12/13	92
Russell Goodman	10/10(0)	100	5/5	100	-(0)	-	5/5(0)	100	10/10(0)	100	20/20	100
Russ Hagey	9/10(0)	90	5/5	100	-(0)	-	4/5(0)	80	9/10(0)	90	18/20	90
George Heller	10/10(0)	100	-	-	5/5(0)	100	5/5(0)	100	10/10(0)	100	20/20	100
Anne Martin-Vachon(4)	5/5(0)	100	-	-	4/4(0)	100	4/4(0)	100	8/8(0)	100	13/13	100
Sheila O’Brien	10/10(0)	100	5/5	100	-(0)	-	5/5(0)	100	10/10(0)	100	20/20	100
Pierre Robitaille	4/4(0)	100	1/1	100	1/1(0)	100	-(0)	-	2/2(0)	100	6/6	100
James R. Scarborough	4/4(0)	100	-	-	1/1(0)	100	1/1(0)	100	2/2(0)	100	6/6	100
Gonzalo F. Valdes-Fauli	10/10(0)	100	5/5	100	5/5(0)	100	-(0)	-	10/10(0)	100	20/20	100
(1)	As Chairman of the Board, William D. Anderson is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.
(2)
As President and Chief Executive Officer of the Company, Glenn J. Chamandy is not a member of any Board committee, but he attends committee meetings as a non-voting participant at the invitation of the Committee Chairs.

(3)	Donald C. Berg joined the Board in February 2015.
(4)	Anne Martin-Vachon joined the Board in February 2015.

In Camera Sessions

To maintain independence from management, the independent Board members meet at each quarterly and special Board meeting, without the presence of management and under the chairmanship of the independent Chairman of the Board. Ten in camera sessions were held since the beginning of the Company’s most recently completed fifteen-month fiscal year. Similarly, each committee holds separate sessions without management present under the chairmanship of its committee chair at each quarterly and special committee meeting. The Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee each held five in camera sessions during fiscal 2015.

Code of Ethics
The Board has adopted the Gildan Code of Ethics which reinforces Gildan’s commitment to high ethical standards in all of its business practices and operations worldwide. The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to set forth the Company’s standards of integrity and expectation for ethical behaviour as well as to guide employees in making decisions that are consistent with Gildan’s core values and principles. The Code of Ethics is accessible on the Company’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Company.

The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality and protection of private and corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, anti-trust matters, limitation

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on environmental impact, compliance with laws and reporting of unethical or illegal behaviour. No waiver has ever been granted to a director or executive officer in connection with the Code of Ethics. The Corporate Governance and Social Responsibility Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Company’s employees when they are hired. In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Company or employees thereof.  See the Company’s website at www.gildan.com.

In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Company’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.

Board Performance Assessment
On an annual basis, the Corporate Governance and Social Responsibility Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees, and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis to encourage full and frank commentary.  In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.

The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance and Social Responsibility Committee. Based on the outcome of the discussion, the Corporate Governance and Social Responsibility Committee Chair then presents to the Board the Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

Director Selection

Skills and Experience of Directors

The Corporate Governance and Social Responsibility Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The Committee uses the following skills matrix to assist with reviewing the skills and experience of director candidates as well as the Board as a whole.

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The skills matrix outlines the desired complement of qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The matrix includes industry specific experience and business expertise, such as retail, finance, marketing, manufacturing, supply chain, international business, capital markets, human resources, public board experience, and others. These areas of expertise are intended to dovetail with general qualifications and attributes the Committee seeks in all Board members and candidates, such as high personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, sound business judgement, a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service, and a willingness to represent the best interests of the Company. The skills matrix is reviewed annually by the Corporate Governance and Social Responsibility Committee to reflect its assessment of the Board’s current needs and the Company’s strategic priorities.

Diversity

The Company is committed to diversity and inclusion at all levels in the workplace and on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in the Company’s policies, procedures and practices. The Company believes that supporting a diverse workplace is a business imperative that helps the Company and its Board attract and retain the brightest and most talented individuals.

As set forth in the Board Diversity Policy adopted in November 2015, the Board considers diversity at the Board level to be an essential element of Board effectiveness.  A diverse Board is one that possesses a balance of skills, experience and expertise and a diversity of perspectives that are relevant to the Company’s business and its strategic objectives. While all director appointments are based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Corporate Governance and Social Responsibility Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, ethnicity, age and geography to ensure that the Board is comprised of a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspective on the Board.

With the appointment of Anne Martin-Vachon to the Board in February 2015, the Board is now comprised of two female directors out of nine. Two of the eight nominees for re-election at the Meeting are women, or 25%. In order to ensure that the broadest possible range of qualified candidates is considered, female candidates are included in all director searches. The Board has not at this time established any specific targets with respect to female representation. Given the

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Board’s commitment to diversity, as well as the process in place to select candidates best suited to meet the needs of the Board, the Board does not believe that specific targets are necessary to achieve its diversity objectives at this time.

The Board Diversity Policy requires the Corporate Governance and Social Responsibility Committee to review and monitor the implementation of the Policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. As the Board Diversity Policy has only been adopted recently, there has not been sufficient opportunity to measure its effectiveness. A copy of the Board Diversity Policy is available on the Company’s website at www.gildan.com.

With respect to executive officer positions, the Company has not set specific targets regarding the representation of women at this level due to the small size of this group. Currently there are five executive officers, all of whom are male. The Company recognizes that in order to achieve a better, more representative balance of women in executive officer positions, it must ensure that the talent pipeline is properly developed. To that effect, the Company is working to further develop female talent in all areas.

Nomination of Directors

Once the Corporate Governance and Social Responsibility Committee identifies candidates qualified to become Board members, the Committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the Committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

Board Succession Planning and Renewal

The Board recognizes the importance of undergoing a regular process of renewal to help it maximize its effectiveness over the long-term. Accordingly, the Board has adopted a policy whereby a director will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders after reaching the earlier of the age of 72 or 15 years of service on the Board. The decision to extend a director’s tenure will be reviewed by the Board on an annual basis, subject to the Board term limits and policy for retirement age of directors.

Change in Principal Occupation

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer to resign from the Board in order to allow the Corporate Governance and Social Responsibility Committee to review the impact of the change in the composition of the Board and make a recommendation to the Board on action to be taken, if any.

Other Directorships

Directors are encouraged to limit the number of other boards on which they serve. The Corporate Governance and Social Responsibility Committee will consider the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

▪	Directors should not hold more than four public company directorships, including Gildan;

▪	Directors who are CEOs or other senior executives of public companies should not hold more than two public company directorships, including Gildan;

▪	Gildan’s President and Chief Executive Officer may not hold more than two public company directorships, including Gildan; and

▪	Directors may not sit on more than three public company audit committees, including Gildan, without the consent of the Corporate Governance and Social Responsibility Committee and the Board.

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Directors are required to advise the Chairs of the Board and the Corporate Governance and Social Responsibility Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to assess whether the director will be able to continue to devote sufficient time to the Company’s affairs. The Corporate Governance and Social Responsibility Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.

Furthermore, because of the Audit and Finance Committee’s demanding role and responsibilities, the Chairs of the Board and the Corporate Governance and Social Responsibility Committee must review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on Gildan’s Audit and Finance Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Committee.

Director Orientation and Continuing Education

The oversight function of directors is enhanced when they are well informed about the Company’s business, its industry and its strategic initiatives. The Corporate Governance and Social Responsibility Committee is responsible for developing, monitoring and reviewing Gildan’s director orientation and continuing education programs and ensuring that Board members have access to education and information about the Company on an ongoing basis and as required.

Orientation

For each new director to be effective in their roles they must be knowledgeable about the Company and its business. In order to best bring their skills and experience to the operation of the Board, new directors are provided with an extensive information package on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position. To complement this information package, new directors also attend one-on-one orientation meetings with the President and Chief Executive Officer as well as the other members of Gildan’s senior executive team to discuss these matters.

The Corporate Governance and Social Responsibility Committee is also responsible for ensuring that new Board members fully understand the role of the Board and its Committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Company expects of its directors.

Continuing Education

In order to assist directors in the continuous advancement of their knowledge of Gildan’s business, senior management makes regular presentations to the Board on the main areas of the Company’s business, financial matters, operations and overall industry. These presentations include highlighting market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Directors also attend an annual strategic planning meeting, where they have the opportunity to review and discuss with senior management the Company’s long-term strategic plan.  Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external consultants when appropriate.

Further, directors are provided with opportunities to visit the Company’s various facilities and operations. All of the Board members have visited Gildan’s principal manufacturing hub in Honduras, and all of the directors, other than Anne Martin-Vachon and Donald C. Berg who joined the Board in 2015, have visited Gildan’s retail distribution centre in Charleston, South Carolina, the Company’s wholesale distribution centre in Eden, North Carolina, and its yarn-spinning facilities in Salisbury and Mocksville, North Carolina. During these trips, Board members are given the opportunity to interact with local management to gain a better understanding of Gildan’s operations first-hand. Local management makes

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities.

The Corporate Governance and Social Responsibility Committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Company reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.

Finally, Board members have full access to the Company’s senior management and employees. The Board encourages management to address the Board in those instances where a manager’s expertise and assistance can enhance the Board’s understanding of a particular issue under its consideration. Interactions with management are also facilitated by periodically inviting members of the management team to attend Board dinner sessions, which are scheduled during the evenings of the Board’s regularly-scheduled meetings.

Retention of Independent Advisor

In performing their responsibilities, the Board or any committee of the Board has discretion, subject to advising the Chairman of the Board, to engage an outside advisor for advice and assistance at the Company’s expense. Any individual director may also, subject to the approval of the Chairman of the Board, retain an outside advisor at the Company’s expense.

Director Compensation

The compensation of directors is determined by the Board based on the reviews and recommendations of its Corporate Governance and Social Responsibility Committee. In accordance with its mandate, the Corporate Governance and Social Responsibility Committee reviews regularly and makes recommendations to the Board on the adequacy and form of the compensation for non-executive directors, taking into account the responsibilities and risks involved and the importance of not compromising directors’ independence. The Committee also reviews regularly and makes recommendations to the Board on the amount and form of compensation for the Chairman of the Board and the committee chairs. The Corporate Governance and Social Responsibility Committee may retain any independent firm to advise on directors’ compensation, and fix such firm’s fees and other retention terms.

Audit Committee Disclosure

The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding Gildan’s Audit and Finance Committee, please refer to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 25, 2016 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.

Risk Management

Effective risk oversight is an important priority for the Board. The Board has implemented a risk governance framework to:

•	understand critical risks in the Company’s business and strategy;

•	allocate responsibilities for risk oversight among the full Board and its Committees;

•	oversee the systems in place to identify and manage business risks and opportunities; and

•	foster an appropriate culture of risk awareness.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board implements its risk oversight function both as a whole and through its Committees. The Audit and Finance Committee oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Committee also oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity and commodity prices, as well as risks related to the Company’s financial statements, the financial reporting process and accounting matters.

Similarly, the Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and the risks associated with each component of the senior executives’ global compensation. The Committee also oversees the management of risks related to employee health and safety at the Company’s operations worldwide.

Finally, the Corporate Governance and Social Responsibility Committee monitors compliance with the Company’s policies and practices relating to business ethics, corporate social responsibility, environmental compliance, security and product safety.

While the Board oversees risk management, it is Gildan’s management that is charged with managing risk. Management has implemented a formal enterprise risk management program that is designed to identify and manage the Company’s key risks on an ongoing basis. The Board receives quarterly updates from management on the key risk indicators for each of the Company’s principal business units and, once a year, management presents a report to the Board on the enterprise risk management program in connection with its review of the Company’s long-term strategic plan.

Management has also created a Compliance Steering Committee, chaired by the President and Chief Executive Officer, which is responsible for monitoring the Company’s compliance with its policies, procedures and programs across the organization. The Compliance Steering Committee provides the Corporate Governance and Social Responsibility Committee with quarterly reports on the Company’s ethics and compliance activities and programs, including any compliance risks or issues that are identified by the Steering Committee or brought to its attention through the Company’s whistleblowing procedures.

Finally, the Financial Risk Management Committee, which is co-chaired by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer, is responsible for overseeing the implementation of policies, procedures and strategies to manage the Company’s financial risks. The Financial Risk Management Committee provides a quarterly report to the Audit and Finance Committee on the Company’s financial risk exposure to foreign currency, interest rate and commodity price fluctuations, its liquidity and cash positions and its hedging strategy.

For a detailed description of the material risks applicable to Gildan, see the section entitled “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis dated February 23, 2016.

CEO and Executive Succession Planning

The Board of Directors, directly and through the Compensation and Human Resources Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the Chief Executive Officer and the other key management positions.  The Board formally addresses succession planning at least once a year during a private session with the President and Chief Executive Officer.  At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers.  The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Strategic Planning

The Board oversees the planning, progress against, and achievement of the Company’s strategic objectives. Each year the Board holds a special meeting to review and discuss with management the Company’s annual and long-term strategic plans. These discussions include reviewing and analysing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. Time is also set aside at each regular quarterly Board meeting to discuss strategy with management and to monitor progress against the strategic plan. The Board measures success and

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OTHER INFORMATION

fulfilment of Gildan’s strategic plan by assessing the Company’s performance results against the annual objectives set each year by the President and Chief Executive Officer and approved by the Board.

Communication with the Board

The Board recognizes the importance of effective communication and engagement between boards and shareholders. In May 2015, the Chairman of the Board and the Chair of the Compensation and Human Resources Committee met with members of the Canadian Coalition for Good Governance as well as one of the Company’s largest shareholders to discuss topics related to corporate governance and executive compensation best practices. The Board invites shareholders and stakeholders to communicate with its members, including the Chairman of the Board or non-management directors specifically, by directing communications by email to corporate.governance@gildan.com.

NORMAL COURSE ISSUER BID

On February 24, 2016, the Company announced a normal course issuer bid to purchase for cancellation a maximum of 12,192,814 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 19, 2016, the Company had 243,856,289 Common Shares issued and outstanding. Any purchases under the bid will be made during the period from February 26, 2016 to February 25, 2017 on the open market through the facilities of both the TSX and the NYSE in compliance with their respective rules and policies, alternative trading systems if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. The price to be paid will be the market price of the Common Shares on the stock exchange on which such Common Shares are purchased at the time of acquisition, plus brokerage fees. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the order. Common Shares purchased under the bid will be cancelled.

Shareholders may obtain a copy of the Company’s Notice of Intention filed with the TSX without charge by contacting the Company in writing or otherwise, to the attention of the Corporate Secretary.

The Company has repurchased 3,050,000 of its outstanding Common Shares under a normal course issuer bid in the last fiscal period.

OTHER INFORMATION

Indebtedness of Directors and Senior Executives

As at March 9, 2016, no amount was owed to the Company by any of the current directors and senior executives, and former directors and senior executives of the Company, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Company, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2015.
Additional Information

The Company is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities commissions in such provinces. The Company also files an annual information form with such securities commissions. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its

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APPROVAL OF MANAGEMENT INFORMATION CIRCULAR

most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company.

Shareholder Proposals for 2016 Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Company at the latest on December 15, 2016.

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR

The contents and the sending of this Circular have been approved by the Board of Directors.

Dated at Montréal, Québec, Canada, March 9, 2016.

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SCHEDULE "A"

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests.

Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.

Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Company.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Company’s Articles and By-laws.

1.           Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.           Frequency of Meetings

•	at least four times a year and as necessary.

3.           Mandate

The responsibilities of the Board include the following:

(a)	With respect to strategic planning

•	advising management on strategic issues;

•	approving the Company’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks;

•	approving the Company’s annual business plan and its annual operating and capital budgets;

•	monitoring the Company’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets.

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SCHEDULE "A"

(b)	With respect to human resources and performance assessment

•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other senior officers of the Company;

•	approving the CEO’s corporate objectives;

•	monitoring and assessing the performance of the CEO and of the other senior officers of the Company and approving their compensation, taking into consideration Board expectations and fixed objectives;

•
overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Company, taking into account advantages and risks associated with different compensation methods;

•	overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	approving the list of Board nominees for election by shareholders.

(c)	With respect to financial matters and internal control

•	monitoring the integrity and quality of the Company’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•
reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Company’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Company’s internal audit functions;

•
approving the issue of securities and, subject to the schedule of authority of the Company, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	determining dividend policies and procedures and, if appropriate, declaring dividends;

•	overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•           monitoring the Company’s internal control and management information systems;

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SCHEDULE "A"

•	monitoring the Company’s compliance with applicable legal and regulatory requirements;

•	reviewing the Company’s disclosure policy on a regular basis and monitoring the Company’s communications with analysts, investors, the media and the public.

(d)	With respect to corporate governance matters

•	setting an ethical tone for the Company;

•	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Company;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure of these measures;

•
adopting and reviewing, on a regular basis, the Company’s Code of Ethics and Code of Conduct (the “Codes”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Codes and the Policies, approving any waiver from compliance with the Codes or the Policies for directors and officers and the appropriate disclosure of any such waiver;

•	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

•	adopting and reviewing orientation and continuing education programs for directors.

(e)	With respect to environmental and social responsibility practices

•	monitoring and reviewing, as appropriate, the Company’s environmental and social responsibility practices.

4.           Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Company’s long-term strategic plan;

•
the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors.  The agenda and the appropriate materials are provided to directors of the Company on a timely basis prior to any meeting of the Board;

•
independent directors meet without management and other non-independent directors present, under the oversight of the Chairman of the Board, at each regularly-scheduled and special meeting of the Board;

•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

•           the Board evaluates the adequacy of its mandate on an annual basis;

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SCHEDULE "A"

•
the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

* * * * * **

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SCHEDULE "B"

SCHEDULE “B”

LONG-TERM INCENTIVE PLAN

The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Company and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

A total of 12,000,632 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at March 9, 2016, the Total Reserve represents 4.95% of the issued and outstanding Common Shares of the Company.  Of the Total Reserve, 2,754,101 Common Shares remain available for grants of Options and Treasury RSUs as at March 9, 2016.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at March 9, 2016, an aggregate of 1,878,071 Options are outstanding, representing 0.77% of the issued and outstanding Common Shares of the Company.

Treasury RSUs

Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve.  The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at March 9, 2016, an aggregate of 285,231 Treasury RSUs are outstanding, representing 0.12% of the issued and outstanding Common Shares of the Company.

Non-Treasury RSUs

Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at March 9, 2016, an aggregate of 953,126 Non-Treasury RSUs are outstanding.

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SCHEDULE "B"

Other LTIP Features

The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Company or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Company or 20% of the Total Reserve in the case of any one person.

The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Company’s option, the cash equivalent.
(2)
This portion of an award will expire on the vesting date if the performance objectives have not been attained, except in the case of Performance RSUs, which will vest on a pro-rated basis in the event of dismissal without cause subject to the attainment of the applicable performance objectives.

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SCHEDULE "B"

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or the vesting date of a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)
any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.

Shareholder approval is required for certain other amendments, such as:

(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTIP;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

Finally, in furtherance of Canadian tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.

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SCHEDULE "C"

SCHEDULE “C”

ADVISORY VOTE ON EXECUTIVE COMPENSATION
RESOLVED:

THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 9, 2016 delivered in advance of the annual meeting of shareholders of the Company on Thursday, May 5, 2016.

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